UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 20-F/A
                                 AMENDMENT NO. 3


(Mark One)
[X] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       or

[  ] Annual Report  Pursuant to Section 13 or 15(d) of the  Securities  Exchange
     Act of 1934

                                       or

[  ] Transition  Report  Pursuant  to  Section  13 or  15(d)  of the  Securities
     Exchange Act of 1934

              For the transition period from _________ to _________

                         Commission file number: 0-50244

                             TUMI RESOURCES LIMITED
             (Exact name of Registrant as specified in its charter)

                             TUMI RESOURCES LIMITED
                 (Translation of Registrant's name into English)

                            BRITISH COLUMBIA, CANADA
                 (Jurisdiction of incorporation or organization)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act. NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                           COMMON STOCK, NO PAR VALUE
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                 NOT APPLICABLE
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the end of the Issuer's last fiscal year.

           6,824,000 COMMON SHARES OUTSTANDING AS OF DECEMBER 31, 2002

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes               No     X
    ------------     ----------

Indicate by check mark which financial statement item the registrant has elected to follow.


Item 17     X     Item 18 _______                             Page  1  of  96
        ---------                                                 ---    -------

GENERAL INFORMATION:

UNLESS OTHERWISE INDICATED, ALL REFERENCES HEREIN ARE TO CANADIAN DOLLARS.

                                    GLOSSARY

The following is a glossary of geological terms used in this registration statement:


AMYGDALOIDAL                       an igneous  rock  containing  a gas cavity or
                                   vesicle.

ANDESITE a fine grained intermediate volcanic rock composed of andesine and one or more mafic constituents.

ARGILLIC a form of alteration characterised by the alteration of original minerals to clays.

BASALTS fine grained, hard, dense, sometimes glassy, igneous rock that is almost always very dark grey, rarely very dark brownish grey or greenish grey.

BATHOLITH                          an intrusion,  usually granitic,  which has a
                                   large exposed surface area and no observable bottom.

BRECCIA                            rock  consisting  of  more  or  less  angular
                                   fragments   in  a  matrix  of   finer-grained
                                   material or cementing material.

CHERT                              a  hard,   dense   rock   comprising   mostly
                                   interlocking cystals of quartz.

CLAST a rock or mineral fragment in a sedimentary or volcanic rock.

CYANIDATION                        a method of extracting exposed gold or silver
                                   grains   from   crushed   or  ground  ore  by
                                   dissolving it in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors.

DIAMOND DRILL                      a type of rotary  drill in which the  cutting
                                   is done by abrasion using diamonds embedded in a matrix rather than by percussion. The drill cuts a core of rock which is recovered in long cylindrical sections.

EPITHERMAL                         hydrothermal  mineral  deposit  formed within
                                   about 1 kilometer of the earth's  surface and
                                   within  a  temperature  range  of 50  to  200
                                   degrees   centigrade,   occurring  mainly  as
                                   veins.

FELDSPAR                           a group of common rock-forming minerals.

G/T                                grams per tonne.

GOSSAN the leached and oxidised near surface part of a sulphide mineral deposit, usually consisting largely of hydrated iron oxides left after copper and other minerals have been removed by downward leaching.

GRADE the concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/t). The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

HANGING WALL AND FOOTWALL          terms used in reference to faults where, when
                                   mining along a fault, your feet would be in the footwall side of the fault and the other side would be "hanging" over your head.

INDUCED POLARIZATION               the method used to measure various electrical
   (I.P.) METHOD                   responses  to  the  passage  of   alternating
                                   currents of different frequencies through near-surface rocks or to the passage of pulses of electricity.

INTRUSION                          general  term  for a  body  of  igneous  rock
                                   formed below the surface.

KAOLINIZED                         replacement or alteration of minerals to form
                                   kaolin, a group of clay minerals.

PETROGRAPHIC                       the description and classification of rocks.

PHENOCRYST                         a relatively large,  conspicuous crystal in a
                                   porphyritic rock.

PORPHYRY                           rock  type with  mixed  crystal  sizes,  i.e.
                                   containing   phenocrysts   of  one  or   more
                                   minerals.

PROBABLE (INDICATED) RESERVES      reserves for which  quantity and grade and/or
                                   quality are computed from information similar
                                   to that used for proven (measured)  reserves,
                                   but the sites for inspection,  sampling,  and
                                   measurement   are   farther   apart   or  are
                                   otherwise less adequately  spaced. The degree
                                   of  assurance,  although  lower than that for
                                   proven (measured) reserves, is high enough to
                                   assume    continuity    between   points   of
                                   observation.

PROVEN (MEASURED) RESERVES         reserves  for which (a)  quantity is computed
                                   from   dimensions   revealed   in   outcrops,
                                   trenches,  workings  or  drill  holes;  grade
                                   and/or  quality are computed from the results
                                   of  detailed  sampling  and (b) the sites for
                                   inspection,   sampling  and  measurement  are
                                   spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

PYRITE                             iron sulphide

RESERVES that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

RHYOLITE                           a  fine-grained   extrusive   volcanic  rock,
                                   similar to granite in composition.

SHEAR ZONE                         where a fault  affects a width of rock rather
                                   than being a single clean break, the width of
                                   affected  rock is  referred  to as the  shear
                                   zone.   The  term  implies   movement,   i.e.
                                   shearing.

SILICATE most rocks are made up of a small number of silicate minerals ranging from quartz to more complex minerals.

SILICIFIED                         a rock altered by the introduction of silica.

STRIKE the direction of a horizontal line on the surface of the bed, or other planar feature.

TAILINGS                           material   rejected   from   a   mill   after
                                   recoverable   valuable   minerals  have  been
                                   extracted.

TUFF a rock made up mostly of compacted volcanic ash varying in size from fine sand to coarse gravel.

FORWARD LOOKING STATEMENTS

The Company cautions readers regarding forward looking statements found in the following discussion and elsewhere in this registration statement and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities Exchange Commission (the "SEC"). Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. The Company disclaims any obligation to update forward looking statements.

                                     PART I

ITEM 1.  DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.
--------------------------------------------------------------------------------

DIRECTORS AND OFFICERS


The following are the names, business addresses and positions of the directors and officers of Tumi Resources Limited. (the "Company"), as of June 30, 2003.



NAME AND BUSINESS ADDRESS                          POSITION(S)

David Henstridge                                   President, CEO and Director
14 Beaver Street
Malvern East
Victoria, Australia   3145

Nick DeMare                                        Director
1305 - 1090 West Georgia Street
Vancouver, British Columbia
V6E 3V7

Harvey Lim                                         Director
1305 - 1090 West Georgia Street
Vancouver, British Columbia
V6E 3V7

Mariana Bermudez                                   Corporate Secretary
2400 - 700 West Georgia Street
Vancouver, British Columbia
V7Y 1B3

AUDITORS

Since the Company's inception, its auditors have been D & H Group, 10th Floor, 1333 West Broadway, Vancouver, British Columbia, V6H 4C1. D & H Group is licensed to practice public accounting in the Province of British Columbia by the Institute of Chartered Accountants of British Columbia.

LEGAL COUNSEL

The Company's Canadian legal counsel is Gowling Lafleur Henderson LLP, 1055 Dunsmuir Street, Suite 2300, Vancouver, British Columbia V7X 1J1, Canada, and its United States legal counsel is Dill Dill Carr Stonbraker & Hutchings, P.C., 455 Sherman Street, Suite 300, Denver, Colorado.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.
-------------------------------------------------------------------------------

Not applicable.


ITEM 3.  KEY INFORMATION.
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

The selected financial data of the Company for the years ended December 31, 2002, 2001 and 2000, was derived from the financial statements of the Company which have been audited by D & H Group, independent Chartered Accountants, as indicated in their report which is included elsewhere in this registration statement.

The selected financial data at and for the three month periods ended March 31, 2003 and March 31, 2002, have been derived from the unaudited financial statements of the Company, also included herein and, in the opinion of the Company, also included all adjustments (consisting of normally recurring adjustments) necessary to present fairly the information set forth therein.

The information in the following table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects."

Reference is made to Note 12 of the Company's consolidated financial statements included herein for a discussion of the material differences between Canadian generally accepted accounting principles ("GAAP") and US GAAP, and their effect on the Company's financial statements.

To date, the Company has not generated any cashflow from operations to fund ongoing operational requirements and cash commitments. The Company has financed its operations principally through the sale of its equity securities. The Company currently has sufficient funds to maintain operations at its current level of activity. It will continue to rely on the sale of its equity securities to provide funds for its activities. However, there is no assurance that it will be able to do so.


                                           THREE MONTHS ENDED MARCH 31,            YEAR ENDED DECEMBER 31,
                                                  (UNAUDITED)
                                           ----------------------------   -----------------------------------------
                                                2003          2002            2002          2001         2000(1)<F1>
                                           -------------- -------------   ------------- ------------- -------------

Interest Income                                  $910        $2,530          $5,459       $12,676       $10,126
General and Administrative Expenses          $120,582       $13,001        $161,496       $22,875       $10,713
Net (Loss)                                  $(119,672)     $(10,471)      $(253,757)     $(10,199)        $(587)
Total Assets                               $1,449,047      $301,435      $1,034,106      $307,897      $306,405
Net Assets                                 $1,365,669      $294,326        $971,552      $304,797      $303,746
Capital Stock                              $1,730,997      $315,583      $1,218,726      $315,583      $304,333
Weighted Average Number of Shares           5,919,734     3,459,000       3,050,643     1,702,055       908,219
Dividends per Share                               Nil           Nil             Nil           Nil           Nil
Basic and Fully Diluted (Loss) per Share      $(0.02)       $(0.00)         $(0.09)       $(0.01)       $(0.00)

NOTE:

(1)<F1> The Company was incorporated on January 11, 2000, therefore, the financial year ended May 31, 2000 is for the period from January 11, 2000 to May 31, 2000.

ADJUSTMENT TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

CONSOLIDATED STATEMENTS OF LOSS


                                                          INCEPTION TO
                                                              2002           2002           2001          2000
                                                               $              $              $              $
Net loss under Canadian GAAP                                (264,543)      (253,757)       (10,199)         (587)
Option interests and exploration costs for the period (i)   (730,703)      (730,703)             -             -
Write-off of option interests and exploration costs (i)       97,720         97,720              -             -
Other compensation (iv)                                      (12,420)       (12,420)             -             -
                                                         -----------     ----------     ----------    ----------
Net loss under US GAAP                                      (909,946)      (899,160)       (10,199)         (587)
                                                         ===========     ==========     ==========    ==========


                                       -6-

Loss per share under US GAAP                                                 $(0.29)        $(0.01)      $(0.00)
                                                                         ==========     ==========    =========
Weighted average shares outstanding under US GAAP (v)                     2,753,752      1,702,055      908,219
                                                                         ==========     ==========    =========



                                                                                            2002          2001
                                                                                             $              $
SHAREHOLDERS' EQUITY

Balance per Canadian GAAP                                                                  971,552       315,583
Option interests and deferred exploration costs expensed (i)                              (632,983)            -
                                                                                        ----------    ----------
Balance per US GAAP                                                                       (338,569)      315,583
                                                                                        ==========    ==========



                                                                                            2002          2001
                                                                                             $              $
OPTION INTERESTS

Balance per Canadian GAAP                                                                  448,325             -
Option interests expensed under US GAAP (i)                                               (448,325)            -
                                                                                        ----------    ----------
Balance per US GAAP                                                                              -             -
                                                                                        ==========    ==========



                                                                                            2002          2001
                                                                                             $              $
DEFERRED EXPLORATION COSTS

Balance per Canadian GAAP                                                                  184,658             -
Exploration costs expensed under US GAAP (i)                                              (184,658)            -
                                                                                        ----------    ----------
Balance per US GAAP                                                                              -             -
                                                                                        ==========    ==========



                                                         INCEPTION TO
                                                             2002            2002           2001         2000
                                                              $               $              $             $
CONSOLIDATED STATEMENTS OF CASH FLOWS

OPERATING ACTIVITIES

Cash used per Canadian GAAP                                  (99,502)       (82,080)        (6,418)      (11,004)
Option interests and deferred exploration costs (i)         (528,203)      (528,203)             -             -
                                                         -----------     ----------     ----------    ----------
Cash used per US GAAP                                       (627,705)      (610,283)        (6,418)      (11,004)
                                                         ===========     ==========     ==========    ==========
INVESTING ACTIVITIES

Cash used per Canadian GAAP                                 (528,203)      (528,203)             -             -
Option interests and deferred exploration costs (i)          528,203        528,203              -             -
                                                         -----------     ----------     ----------    ----------
Cash provided (used) per US GAAP                                   -              -              -             -
                                                         ===========     ==========     ==========    ==========



     (i)  Option interests and deferred exploration costs

          In accordance with Canadian GAAP, option interests and deferred exploration costs are deferred until the property to which they relate is placed in production, sold or abandoned. The Company has determined for US GAAP purposes to expense the option payments and exploration costs relating to unproven mineral claims as incurred. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such claims would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

    (ii)  Stock options

          The Company grants stock options which reserves common shares for issuance to employees, directors and consultants. As described in Note 2, effective January 1, 2002, the Company adopted, on a prospective basis, the provisions of Section 3870 which is similar to the provisions of SFAS 123 "Accounting for Stock-Based Compensation" issued by the Financial Accounting Standards Board ("FASB"). The calculations of the stock-based compensation for the year ended December 31, 2002 has been presented in Note 5 of the Company's consolidated financial statements.

          During the year ended December 31, 2001 and the period ended December 31, 2000, the Company granted stock options to its directors and employees to purchase shares of the Company. No compensation cost has been recognized for the options granted in 2001 and 2000. Had compensation costs for the Company's stock options granted been determined based on the fair value at the grant date for awards during the periods ended December 31, 2001 and 2000 consistent with the provisions of SFAS 123, the Company's loss and loss per share would have been increased to the proforma amounts indicated below:


                                                  2001           2000
                                                    $             $

          Net loss under US GAAP                  (10,199)       (587)
          Net loss - proforma                     (13,419)       (587)

          Loss per share under US GAAP             (0.01)       (0.00)
          Loss per share - proforma                (0.01)       (0.00)

          The fair value of each option granted to an employee or director is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the periods ended December 31, 2001 and 2000, except that during 2000, the Company was a non-public entity. Accordingly, under SFAS 123, the fair value of the stock options granted in 2000 was determined to be nil:


                                                  2001          2000

          Risk-free interest rate                 3.37%        6.08%
          Expected volatility                      80%         0.00%
          Expected lives                        1.5 years    2.5 years

    (iii) Income Tax

          Under Canadian GAAP, deferred income tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless there is virtual certainty of realization of the benefit. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the deferred income tax asset.

          As at December 31, 2002, the Company has fully reserved the $321,000 income tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit, $305,000 is attributable to the year ended December 31, 2002.

    (iv)  Private Placements of Common Stock

          During the year ended December 31, 2002, the Company conducted the majority of its equity financings pursuant to private placements. Under the policies of the TSX Venture, the Company may provide a discount off the market price of the Company's common stock. US GAAP does not permit a discount from the market price. US GAAP requires the recognition of the market value of the Company's common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financings conducted with officers and directors of the Company and a charge to shareholders' equity, as a capital distribution, for the discount relating to the remaining portion of the equity financings.

          Under US GAAP, loss and capital distributions for the year ended December 31, 2002 would increase by $12,420 and $72,080, respectively, and share capital, as at December 31, 2002 would increase by $84,500. There is no net change to shareholders' equity.


     (v)  Escrow shares

          Canadian GAAP requires that issued shares subject to return or recall be excluded from the calculation of the weighted average number of shares outstanding until the conditions for return or recall are removed. It is the position of the United States Securities and Exchange Commission that all shares held under escrow be excluded from the weighted average number of shares calculation until they are released from escrow.

          During the year ended December 31, 2002, 1,684,000 common shares of the Company ceased to be subject to recall and are being released based on a time-based formula. Under Canadian GAAP, all of the 1,684,000 shares have been included in the calculation of the weighted average number of shares on the release date whereas, under US GAAP, only shares actually released from escrow have been included. As at December 31, 2002, 421,000 shares have been released and 1,263,000 shares remain held in escrow.


NEW TECHNICAL PRONOUNCEMENTS

In June 2001, FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 generally requires obligations associated with asset retirements to be recognized earlier and displayed as liabilities rather than as contra-assets. The pronouncement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management does not believe that the adoption of SFAS 143 will have any impact on its financial position or results of operations.

In June 2002, FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." SFAS 146 generally requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. The pronouncement is effective for exit or disposal activities initiated after December 31, 2002. Management does not believe that the adoption of SFAS 146 will have any impact on its financial position or results of operations.

In December 2002, FASB issued SFAS 148, "Accounting for Stock-Based Compensation
- Transition and Disclosure". This standard amends SFAS 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

EXCHANGE RATE HISTORY

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years ended December 31, 2002, 2001, and 2000.

        PERIOD                                                 AVERAGE

        January 1, 2002 - December 31, 2002                     0.6368
        January 1, 2001 - December 31, 2001                     0.6444
        January 1, 2000 - December 31, 2000                     0.6727

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past six months:


        MONTH                          HIGH                       LOW


        June 2003                     0.7492                    0.7263
        May 2003                      0.7437                    0.7032
        April 2003                    0.6975                    0.6737
        March 2003                    0.6822                    0.6709
        February 2003                 0.6720                    0.6530
        January 2003                  0.6570                    0.6349


Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.


The noon rate of exchange on June 30, 2003, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.3558 (US$0.7376 = CDN$1.00).


CAPITALIZATION AND INDEBTEDNESS

The  following   table  sets  forth  the  Company's   current   liabilities  and
capitalization as of March 31, 2003.

                                                                      $

  Current Liabilities                                                83,348
                                                                -----------
  Stockholder's Equity
  Common Shares, no par value, 100,000,000 common shares
        authorized, 7,570,000 shares issued and outstanding       1,730,997
  Contributed Surplus                                                18,917
  Deficit                                                          (384,215)
                                                                -----------
                                                                  1,365,699
                                                                -----------
  Total Capitalization                                            1,449,047
                                                                ===========

RISK FACTORS


The operations of the Company are speculative due to the high risk nature of its business which involves the exploration of its exploration projects. The following risk factors apply to the Company's operations:


THE COMPANY IS AN EXPLORATION STAGE COMPANY WITH LIMITED FINANCIAL RESOURCES AND IF THE COMPANY IS UNABLE TO SECURE ADDITIONAL FUNDING AND/OR IF THE COMPANY'S EXPLORATION PROGRAMS ARE UNSUCCESSFUL, THE COMPANY MAY FAIL.


Mineral exploration involves significant risk and few properties that are explored are ultimately developed into producing mines. Substantial expenditures may be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metals from the ore and to construct the mining and processing facilities at any site chosen for mining. Current exploration programs may not result in any commercial mining operation. The Company's options in unproved mineral claims are without a known body of commercial ore and the proposed programs are an exploratory search for ore. The Company is presently carrying out exploration with the objective of establishing an economic body of ore. If the Company's exploration programs are successful, additional funds will be required for the development of an economic ore body and to place it into commercial production. The only sources of future funds presently available to the Company are the sale of equity capital, the exercise of warrants and options or the offering by the Company of an interest in the mineral claim to be earned to another party or parties. If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims and/or may be required to cease operations.

BECAUSE THE COMPANY HAS LIMITED FINANCIAL RESOURCES AND HAS NOT GENERATED ANY REVENUE FROM ITS OPERATIONS, THE COMPANY MAY NOT BE ABLE TO CONTINUE ITS OPERATIONS AND AN INVESTMENT IN THE COMPANY'S COMMON SHARES MAY BE WORTHLESS.


The Company has limited financial resources, has a history of losses and has no source of operating cash flow. The Company has not generated any revenues from its mineral claims and does not anticipate any in the foreseeable future. Additional funding may not be available to it for further exploration of its option interests or to fulfil its obligations under any applicable agreements. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration of its projects with the possible loss of such interests. Historically, the only source of funds available to the Company has been through the sale of its common shares. Any further additional equity financing undertaken by the Company would cause dilution to its shareholders.



As of March 31, 2003, the Company held $472,578 in cash and cash equivalents and had working capital of $468,451. As a result of further funding of the Phase I drilling program on the Cinco Minas Property, as of June 30, 2003, the Company has working capital of approximately $130,000. The Company will need to sell shares of its common stock to finance the Phase II program on the Cinco Minas Property and other exploration activities contemplated in the remaining portion of its anticipated 2003 exploration program. See "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects."


The Company's consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

THE PRICE OF THE COMPANY'S COMMON SHARES IS SUBJECT TO MARKET FLUCTUATIONS AND VOLATILITY WHICH MAY NOT BE RELATED TO THE COMPANY'S OPERATIONS AND SUCH FLUCTUATIONS MAY IMPACT THE COMPANY'S ABILITY TO COMPLETE EQUITY FINANCINGS.


In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly junior mineral exploration companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common shares fluctuated from a low of $0.17 to a high of $1.35 during the 12-month period ending June 30, 2003. Substantially all of the Company's financings have been conducted through the sale of its common stock. Continued price fluctuations will have a significant impact on the Company's ability to complete equity financings.


THE COMPANY'S OPERATIONS ARE SUBJECT GOVERNMENT REGULATIONS WHICH MAY SUBJECT THE COMPANY TO PENALTIES FOR FAILURE TO COMPLY AND MAY LIMIT THE COMPANY'S ABILITY TO CONDUCT EXPLORATION ACTIVITIES AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.

Exploration activities are also subject to national and local laws and regulations governing prospecting, taxes, labor standards, occupational health, land use, environmental protection, mine safety, and others which currently or in the future may have a substantial adverse impact on the Company. In order to comply with applicable laws, the Company may be required to make capital expenditures until a particular problem is remedied. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of the Company, the extent of which cannot be reasonably predicted. Violators may be required to compensate those suffering loss or damage by reason of their mining activities and may be fined if convicted of an offence under such legislation.

Amendments to current laws, regulations and permits governing activities of mineral exploration companies or more stringent implementation thereof could require increases in exploration expenditures, or require delays in exploration or abandonment of new mineral properties.


The Company's exploration activities may be subject to foreign, federal, state, provincial and local laws and regulations governing the protection of the environment, including laws and regulations relating to air and water quality, waste disposal, and the protection of endangered or threatened species. The Company's exploration activities may be subject to foreign, federal, state, provincial and local laws and regulations for protection of surface and ground water.

If the Company undertakes new, or significantly expands its existing, exploration activities the Company may be required to obtain pre-construction environmental and land use review and comply with permitting, control and mitigation requirements of the jurisdiction in which such operations are to be located. Compliance with new requirements could impose costs on the Company in the future, the materiality of which cannot reasonably be predicted at this time. Any change in the applicable laws or regulations could have an adverse effect on any mining project which the Company might undertake. Also, the Company may require additional permits for its future operations, which may or may not be obtainable on reasonable terms.



If the Company is unable to obtain the necessary permits, the Company might have to change its planned exploration for such non-permitted properties and/or to seek other joint venture arrangements. If the Company were unable to mitigate the problem, the Company might not be able to proceed with exploration. In this event, the Company might seek to mitigate any losses through sale of the property, prior to abandonment.



THE COMPANY'S MINERAL CLAIM INTERESTS ARE LOCATED IN FOREIGN COUNTRIES, THE LAWS OF WHICH MAY PREVENT OR DELAY THE COMPANY'S EXPLORATION ACTIVITIES AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.


The projects in which the Company has interests are located in Mexico and Peru. Mineral exploration activities in these foreign countries may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriations of property, environmental legislation and mine safety. The status of Mexico and Peru as developing countries may make it more difficult for the Company to obtain any required financing for its projects. The effect of all of these factors cannot be accurately predicted. Notwithstanding the progress achieved in restructuring Mexican and Peruvian political institutions and revitalizing their economies, the present administrations, or any successor governments, may not be able to sustain the progress achieved. While the Mexican and Peruvian economies have experienced growth in recent years, such growth may not continue in the future at similar rates or at all. If the economies of Mexico or Peru fail to continue their growth or suffer a recession, the Company may not be able to continue its operations in those countries. The Company does not carry political risk insurance.


All of the Company's mineral claim interests are located outside of Canada, in Mexico and Peru. As a result, such assets may be affected by government regulations and treaties, as well as by laws and policies of Canada affecting foreign trade, investment and taxation. In addition, it may be difficult to enforce judgments obtained in Canadian courts against assets located outside of Canada. As of June 30, 2003, the Company has capitalized approximately $1.13 million of acquisition and exploration costs relating to its mineral interests.



EXPLORATION FOR MINERALS ON THE COMPANY'S PROJECTS ARE SUBJECT TO SIGNIFICANT RISKS WHICH COULD INCREASE THE COSTS OF EXPLORATION AND COULD CAUSE THE COMPANY TO DELAY OR ABANDON ITS PROJECTS.



The Company's exploration projects are without known ore bodies of commercial ore. Continued exploration of the Company's projects depends on satisfactory exploration results. Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. The long-term profitability of the Company's operations will be, in part, directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the Company's control.


Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for gold (also "Au"), silver (also "Ag") and other metals, any of which could result in work stoppages, damage to property, and possible environmental damage.


The Company will continue to rely upon consultants and others for exploration and, if required, development expertise. If any of the Company's option interests merit development, substantial expenditures will be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. The Company may not discover minerals in sufficient quantities to justify commercial operations and the Company may not be able to obtain the funds required for development on a timely basis. The economics of developing gold, silver and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.


BECAUSE THE COMPANY IS SUBJECT TO COMPLIANCE WITH GOVERNMENTAL REGULATION, THE COST OF ITS EXPLORATION PROGRAMS MAY INCREASE.


The Company's operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.


THE COMPANY MAY INCUR LIABILITY FOR CERTAIN RISKS AGAINST WHICH THE COMPANY DOES NOT HAVE INSURANCE, WHICH COULD REDUCE OR ELIMINATE ANY FUTURE PROFITABILITY AND NEGATIVELY IMPACT THE PRICE OF THE COMPANY'S SHARES.


In the course of exploration of mineral concessions, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. The Company does not have any insurance coverage on its mineral concessions.


THE COMPANY MAY NOT BE ABLE TO OBTAIN SUPPLIES AND INFRASTRUCTURE NECESSARY TO CONDUCT ITS EXPLORATION OPERATIONS AND, AS SUCH, MAY HAVE TO DELAY OR ABANDON ITS PROJECTS.

Some of the Company's property interests are not in developed areas and the availability of infrastructure (water and power, and in some areas roads) at an economic cost cannot be assured. Power is an integral requirement of any production facility on the Company's properties. In the event the Company is unable to obtain water or power at any of its properties, the Company may not be able to conduct exploration activities, or in the event the Company discovers mineralization, the Company may not be able to begin a development program, in which case the Company may lose its interest in the property or may have to abandon the property.

THE COMPANY MAY NOT HAVE PROPER TITLE TO ITS PROPERTIES AND, AS A RESULT, MAY INCUR SIGNIFICANT EXPENSES TO OBTAIN PROPER TITLE, OR MAY HAVE TO ABANDON ANY SUCH PROPERTY.

The Company owns, leases or has under option, unpatented and patented mining claims, mineral claims or concessions which constitute the Company's property holdings. The ownership and validity of unpatented mining claims and concessions are often uncertain and may be contested.


In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm that it has acquired satisfactory title to its properties but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its concessions, particularly title to undeveloped claims, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions.



The boundaries of some of the Company's property interests have not been surveyed and, therefore, the precise location and area of these mining properties may be in doubt. The Company is not aware of challenges to the location or area of its unpatented mining claims.

IF THE COMPANY IS UNABLE TO EFFECTIVELY COMPETE AGAINST OTHER COMPANIES, OR IF THE COMPANY CANNOT MARKET ANY MINERALS DISCOVERED ON ITS PROPERTIES, THE COMPANY MAY HAVE TO CEASE OPERATIONS.

The mineral industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Even if commercial quantities of ore are discovered, a ready market may not exist for their sale. Factors beyond the control of the Company may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or losing its investment capital.

THE COMPANY'S OPERATIONS IN MEXICO AND PERU SUBJECT THE COMPANY TO FOREIGN CURRENCY FLUCTUATIONS WHICH MAY INCREASE THE COMPANY'S EXPENSES AND, IN THE EVENT THE COMPANY ACHIEVES PROFITABILITY, REDUCE THE COMPANY'S PROFITABILITY.

The Company's operations in Mexico and Peru make it subject to foreign currency fluctuation and such fluctuation may adversely affect the Company's financial position and results. The Canadian dollar varies under market conditions. The Company's foreign subsidiaries comprise a direct and integral extension of the Company's operations. These subsidiaries are also entirely reliant upon the Company to provide financing in order for them to continue their activities. Consequently, the functional currency of these subsidiaries is considered by management to be the Canadian dollar and accordingly exchange gains and losses are included in net income. The Company maintains its cash and cash equivalent amounts primarily in Canadian and U.S. denominated currencies. The Company does not currently engage in hedging activities. See "Item 5. Operating and Financial Review and Prospects."

IF THE COMPANY OBTAINS FUNDING THROUGH THE SALE OF ADDITIONAL COMMON SHARES, THE SHAREHOLDERS WILL EXPERIENCE DILUTION.

The Company may in the future grant to some or all of its directors, officers, insiders and key employees options to purchase the Company's common shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX Venture, when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of then existing shareholders of the Company will be subject to additional dilution.

The Company is currently without a source of revenue and will most likely be required to issue additional shares to finance its operations and, depending on the outcome of its exploration programs, may issue additional shares to finance additional exploration programs of any or all of its projects or to acquire additional properties. The issuance of additional shares will cause the Company's existing shareholders to experience dilution of their ownership interests.

CONFLICTS OF INTEREST MAY ARISE AMONG THE MEMBERS OF OUR BOARD OF DIRECTORS AND SUCH CONFLICTS MAY CAUSE THE COMPANY TO ENTER INTO TRANSACTIONS ON TERMS WHICH ARE NOT BENEFICIAL TO THE COMPANY.


Certain of the Company's directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed. The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts must be disclosed by such directors or officers in accordance with the Company Act (British Columbia) (the "Company Act"). Generally, the Company Act requires a director with a direct or indirect interest in a contract or transaction to "disclose the nature and extent of the director's interest at a meeting of the directors." A director which has an interest in such a transaction is accountable to the corporation for which the director serves for any profit the director receives as a result of the transaction unless the director has previously disclosed the interest in accordance with the Company Act, the board of directors subsequently approves the transaction or contract, and the interested director does not vote on the approval, or "the contract or transaction was reasonable and fair to the Company at the time it was entered into, and after full disclosure of the nature and extent of the director's interest, it is approved by special resolution."


If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the board of directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The Company has no specific internal policy governing conflicts of interest. As of the date of this registration statement all material conflicts of interests have been described in "Item 7. Major Shareholders and Related Party Transactions".

THE PRICES OF METALS FLUCTUATE IN THE MARKET AND SUCH FLUCTUATIONS COULD NEGATIVELY IMPACT THE COMPANY'S ABILITY TO RAISE FUNDING AND MAY CAUSE CERTAIN ACTIVITIES TO BECOME UNECONOMIC.

Factors beyond the control of the Company may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major mineral producing regions. Variations in the market prices of metals may impact on the Company's ability to raise funding to continue exploration of its properties. In addition, any significant fluctuations in metal prices will impact on the Company's decision to accelerate or reduce its exploration activities.

THIS REGISTRATION STATEMENT CONTAINS STATEMENTS ABOUT FUTURE EVENTS AND RESULTS WHICH MAY NOT BE ACCURATE.

Statements contained in this registration statement that are not historical facts are forward-looking statements that involve risks and uncertainties. Such statements may not prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results and geology, results of pre-feasibility and feasibility studies, recovery, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in production, delays in exploration activities, political risks involving doing business in other nations and the policies of these other nations, the inherent uncertainty of production fluctuations and failure to obtain adequate financing on a timely basis.

THE COMPANY IS DEPENDENT UPON ITS MANAGEMENT AND THE LOSS OF ANY OF ITS MANAGEMENT AND/OR IF THE COMPANY IS UNABLE TO RECRUIT ADDITIONAL MANAGERS COULD NEGATIVELY IMPACT THE COMPANY'S ABILITY TO CONTINUE ITS OPERATIONS.

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its key officer, Mr. Henstridge, the President of the Company. The loss of services of Mr. Henstridge could have a material adverse effect on the Company. The Company has not entered into employment agreements with any of its officers and is not expected to do so in the foreseeable future. The Company has not obtained key-man life insurance on any of its officers or directors. The Company's ability to recruit and retain highly qualified management personnel is critical to its success; if it is unable to do so this may materially affect the Company's financial performance.

THE COMPANY DOES NOT PAY DIVIDENDS ON ITS COMMON SHARES; THEREFORE, INVESTORS SEEKING DIVIDEND INCOME SHOULD NOT PURCHASE THE COMMON SHARES.

The Company has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future. Additionally, the determination as to the declaration of dividends is within the discretion of the Company's Board of Directors, which may never declare cash dividends on the Company's common stock. Investors cannot expect to receive a dividend on the Company's common shares in the foreseeable future, if at all.

THE COMPANY'S COMMON SHARES ARE SUBJECT TO "PENNY STOCK" REGULATIONS WHICH MAY MAKE IT DIFFICULT FOR SHAREHOLDERS TO SELL THEIR SHARES AND, AS A RESULT, SHAREHOLDERS MAY HAVE TO HOLD THEIR SHARES INDEFINITELY.


The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Generally, penny stocks are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). Since the Company's shares are traded for less than US$5.00 per share, the shares are subject to the SEC's penny stock rules until such time as (1) the Company's net tangible assets exceed US$5,000,000 during the Company's first three years of continuous operations or US$2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least US$6,000,000 for three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must obtain a written acknowledgement from the purchaser that the purchaser has received the disclosure document. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Such rules and regulations may make it difficult for holders to sell the common stock of the Company, and they may be forced to hold it indefinitely.


INVESTORS IN THE UNITED STATES MAY NOT BE ABLE TO ENFORCE THEIR CIVIL LIABILITIES AGAINST THE COMPANY OR ITS DIRECTORS AND OFFICERS.

It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in British Columbia. None of the Company's directors are residents of the United States, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of the Company's common shares to effect service of process on these persons within the United States or to enforce judgements obtain in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or its officers and directors. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company, its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company, its officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example:

     a)   where  the  U.S.   court  where  the  judgment  was  rendered  had  no
          jurisdiction according to applicable Canadian law;

     b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

     c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

     d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

     e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

     f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

     g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

THE COMPANY MAY BE DEEMED TO BE A "PASSIVE FOREIGN INVESTMENT COMPANY" FOR U.S. TAX PURPOSES WHICH COULD SUBJECT U.S. SHAREHOLDERS TO INCREASED TAX LIABILITY.


The Company may be deemed to be a "Passive Foreign Investment Company". See "Item 10. Additional Information - Taxation." As a result, a United States holder of the Company's common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder's common shares or upon the receipt of "excess distributions," unless such holder of common shares elects to be taxed currently on his or her pro rata portion of the Company's income, whether or not the income was distributed in the form of dividends or otherwise. The election requires certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply. Otherwise, the election may only partially apply.



ITEM 4.   INFORMATION ON THE COMPANY.
--------------------------------------------------------------------------------

HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated under the Company Act (British Columbia) on January 11, 2000 under the name "Planex Ventures Ltd." On May 22, 2002, the Company changed its name to "Tumi Resources Limited".

The Company's registered, corporate and principal executive office is located at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3V7. The contact person is Nick DeMare, director. The telephone number is (604) 685-9316; the facsimile number is (604) 683-1585. The Company does not have a registered agent in the United States.

With the introduction of the Capital Pool Company Policy in November, 1999 (the "CPC Policy"), the TSX Venture created a new category of listing, the capital pool company, pursuant to which a company formed by individuals acceptable to the TSX Venture could complete an initial public offering earlier in its development than may be possible with a regular initial public offering. Proceeds from the initial public offering must be used primarily to investigate business opportunities for acquisition by the capital pool company. Only certain acquisitions can be made by the capital pool company to satisfy the CPC Policy. Such an acquisition is referred to as a qualifying transaction (the "Qualifying Transaction").

The Company was initially formed to operate as a capital pool company, in accordance with the CPC Policy. In January 2000, the Company completed its initial financing and sold 1,684,000 common shares at a price of $0.075 per share for proceeds of $126,300. During May 22, 2000, the Company completed an initial public offering (the "IPO") and sold 1,700,000 common shares at a price of $0.15 per share, for gross proceeds of $225,000. The proceeds from these financings were used to investigate business opportunities.

In connection with the IPO, the Company and Research Capital Corporation ("Research Capital"), an unaffiliated company, executed an agreement (the "Agency Agreement") dated February 28, 2000, as amended February 28, 2000 pursuant to which Research Capital agreed to act as the Company's agent in the IPO. Research Capital was paid a corporate finance fee of $7,500 in connection with the IPO. The Company also granted Research Capital warrants entitling Research Capital to purchase up to 170,000 common shares at $0.15 per share expiring December 22, 2001. On December 21, 2001, Research Capital exercised warrants to acquire 75,000 common shares for $11,250 cash. The remaining warrants expired.

Throughout the remainder of 2000 and during 2001, the Company reviewed a number of potential business or asset acquisitions which would qualify as a Qualifying Transaction for regular listing as a Tier 2 company on the TSX Venture.

On February 28, 2002, the Company entered into an agreement (the "Heads of Agreement") with Compania Minera Urumalqui S.A. ("MUSA") to acquire and explore a resource property in Peru. The acquisition constituted a Qualifying Transaction under the CPC Policy and qualified the Company for a Tier 2 listing. Throughout the remainder of 2002, the Company entered into a number of agreements to acquire mineral property interests. See "Item 4. Information on the Company - Property, Plants and Equipment".

During 2002, the Company sold 2,450,000 shares of common stock through private placements and issued 240,000 shares from the exercise of stock options and warrants for total cash proceeds of $697,800. These funds were utilized for resource property acquisitions and exploration, corporate overhead and general working capital.

No capital expenditures have been made by the Company during the 2000, 2001 and 2002 fiscal years other than expenditures relating to the Company's mineral property interests.

BUSINESS OVERVIEW

The Company is an exploration stage company exploring primarily for gold and silver. To date, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. Since the completion of its original option agreement on the Las Lomas Properties, the Company has proceeded to enter into a number of option agreements to acquire interests in resource properties located in Peru and Mexico. See "Item 4. Information on the Company - Property, Plants and Equipment".

The Company is currently focusing its financial resources in conducting an exploration program for gold and silver on the Cinco Minas Property in Mexico.

DISPOSITIONS

During fiscal 2002 the Company did not abandon, dispose, assign or joint-venture any of its arrangements to earn interests in its mineral properties. In February 2003, the Company terminated its option agreement on the Los Lomas Properties and farmed out its option agreement on the Tinka Property. See "Item 4. Information on the Company - Property, Plants and Equipment - Other Properties".

EXPLORATION EXPENDITURES

During  fiscal  2002,  the  Company  incurred   $463,325  for  mineral  property
acquisition costs and $267,378 for exploration costs on its mineral property interests. No mineral property acquisitions or exploration expenditures were made in fiscal 2001.

During the period from January 1, 2003 to May 31, 2003, the Company incurred approximately $25,000 for mineral property costs and $205,000 for exploration costs on its mineral property interests.

2003 EXPLORATION BUDGET

As of the date of this registration statement, the Company has completed the Phase I drilling program on the Cinco Minas Property. As a result, the Company has made sufficient expenditures to meet its initial expenditure requirements. As of the date of this registration statement the Company has not finalized the extent of the Phase II program. The Company may also conduct a US$100,000 geological survey and sampling program at Gran Cabrera. Any final decision will be dependent on adequate financial resources.

SALES AND REVENUE DISTRIBUTION

As of the date of this registration statement, the Company has not generated any revenues from its mineral properties.

EMPLOYEES

As of the date of this registration statement the Company had no employees. The Company has retained Chase Management Ltd. ("Chase"), a private company wholly-owned by Mr. Nick DeMare, to provide management, financial, accounting and corporate administrative services. Chase provides its services to a number of public and private companies and currently employs six full-time employees, including Mr. Harvey Lim (excluding Mr. DeMare). In addition to the services provided by Chase, Mr. David Henstridge provides his services as the President of the Company. The Company also retains consultants to handle specific projects on a case by case basis. See "Item 6. Directors, Senior Management and Employees - Compensation".

ORGANIZATIONAL STRUCTURE

The following chart sets forth the names of the significant subsidiaries of the Company, their respective jurisdictions of incorporation and the Company's ownership interests therein as of the date of this registration statement. Unless otherwise indicated herein, the term "Company" means collectively the Company and its subsidiaries.

                               ORGANIZATION CHART

                           -------------------------
                          |  TUMI RESOURCES LIMITED |
                          |    (British Columbia)   |
                           -------------------------
                                       |
                                       |
              --------------------------------------------------------
             |                             |                          |
             |                             |                          |
----------------------------       -----------------       --------------------
|                           |     | Compania Minera |     |                    |
|TMXI Resources S.A. de C.V.|     |   Cinco Minas   |     | Tumi Resources S.A.|
|       (Mexico)            |     |   S.A. de C.V.  |     |       (Peru)       |
|         100%              |     |    (Mexico)     |     |        100%        |
|                           |     |       60%       |     |                    |
----------------------------       -----------------       --------------------

SUBSIDIARIES

The Company has three subsidiaries:

(a) Compania Minera Cinco S.A. de C.V. ("Compania Cinco Minas") was incorporated in Mexico on October 15, 2002. The Company is a recorded holder of 60% of the issued and outstanding common shares of Compania Cinco Minas. The remaining 40% of the issued and outstanding common shares of Compania Cinco Minas are held by Minera San Jorge S.A. ("Minera San Jorge") de C.V., the optionor of the Cinco Minas Property and Gran Cabrera
     Properties. This 40% interest is held in trust by Minera San Jorge on behalf of the Company until the Company has earned its 60% option on either the Cinco Minas Property or Gran Cabrera Properties, as described in "Item
     4. Information on the Company - Property, Plants and Equipment".

(b) TMXI Resources S.A. de C.V. ("TMXI") was incorporated in Mexico on October 15, 2002, as a 100% owned subsidiary. TMXI was set up to pursue the Company's mining business activities in Mexico, outside of its activities in Compania Cinco Minas.

(c) Tumi Resources S.A. ("Tumi Peru") was incorporated in Peru on July 8, 2002, as a 100% owned subsidiary. Tumi Peru was set up to pursue the Company's mining activities in Peru.

PRINCIPAL OFFICES

The Company's corporate and principal business office is located at Suite #1305, 1090 West Georgia Street, Vancouver, British Columbia, Canada. The office facility is provided on a month-to-month basis by Chase as part of its agreement with the Company. As of the date of this registration statement, no rent has been charged by Chase to the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."

PROPERTY, PLANT AND EQUIPMENT

The Company's operations are focused on the exploration of its mineral properties. As of the date of this registration statement, the Company does not have any plant and equipment, mines or producing properties, nor had it located any commercially viable reserves on its properties.


The Company's principal assets are its options to acquire interests in unproven mineral claims. Under Canadian GAAP, option payments and exploration, development and field support costs directly relating to mineral claims are deferred until the claims to which they relate are placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

On a periodic basis, management reviews the carrying values of deferred acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate. As of December 31, 2002, the Company has not established that its option interests or its unpatented mineral claims have any known or proven reserves.

This accounting treatment is different under US GAAP, under which the Company would expense the option payments and exploration costs relating to unproven mineral claims as incurred. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such claims would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

[MAP 1 - Map of Mexico from PGS Pacific Geological Services indicating the location of the Cinco Minas and Gran Cabrera projects, with a close-up inset map showing the location of the projects in relationship to the city of Guadalajara taken from the July 31, 2002 report by John Nebocat, P. Eng., titled "The Geology, Mineralization and Proposed Exploration Program of the Historic Cinco Minas, Silver-Gold Mine, Hostotipaquillo, Jalisco, Mexico".]

[MAP 2 - Map of Peru indicating the location of the Tinka and Las Lomas projects, with an inset map of South America showing the location of Peru taken from the March 1, 2003 report prepared by John Nebocat, P. Eng., for Tinka Resources Limited titled "Report on the Mineralization, Geology and Exploration History of the Tinka Prospect, Western Peru Latitude: 14 0 12'S Longitude: 75 0 23'W".]

PRINCIPAL PROPERTIES

a)   Cinco Minas Property, Mexico

     Property Agreements

     On July 6, 2002, the Company entered into a heads of agreement (the "Cinco Minas HOA") with Minera San Jorge S.A. de C.V. ("Minera San Jorge"), an arm's-length party, whereby the Company was granted an option to acquire up to a 100% working interest in Minera San Jorge's rights, title and interest in certain exploration and mining concessions (the "Cinco Minas Property") located in Mexico. On August 14, 2002, the Company and Minera San Jorge entered into a subsequent agreement (the "Cinco Minas Agreement"), which formalized the terms of the Cinco Minas HOA. The Cinco Minas Property consists of six mineral concessions totaling 527 hectares, located in Jalisco, Mexico. The Company also has the option to acquire a 100% interest in a further 10,862 hectares of concessions located with or near the Cinco Minas Property.

     Under the terms of the Cinco Minas HOA the Company paid US$50,000 upon the signing of the agreement. In order to earn an initial 60% interest, the Company must fund a total of US$2.5 million in exploration expenditures, including option payments to concession holders and government concession taxes, including the completion of a feasibility study on or before May 23, 2005. Of the exploration commitment, the Company must incur a minimum of US$250,000 by the first anniversary of the Cinco Minas HOA. As of the date of this registration statement, the Company has incurred sufficient expenses. As further consideration, the Company is required to issue 1,100,000 shares of the Company's common stock, on the following basis:


              NUMBER
             OF SHARES


              100,000     issued;
              200,000     on September 5, 2003;
              300,000     on September 5, 2004; and
              500,000     on September 5, 2005;
           ----------
            1,100,000
           ==========


     The Cinco Minas Agreement is subject to an underlying agreement (the "Fitch Agreement") between Minera San Jorge and Pablo Antonio Fitch, dated August 2, 2002. The Fitch Agreement covers two concessions of approximately 73 hectares. Minera San Jorge has the right to purchase a 100% interest in the Fitch Concessions for a total of US$350,000 (US$10,000 has been paid by the Company) over a period of six years.

     Upon earning the initial 60% interest in the Cinco Minas Property, the Company has the option to purchase the remaining 40% interest at a purchase price based on a discounted net present value. Payment for the 40% interest may be made in cash or by issuance of the equivalent amount in value in shares of the Company's common stock. The Company holds a first right of refusal should an outside party bid for Minera San Jorge's 40% interest.

     INTRODUCTION

     The six properties under option to the Company are located in the Hostotipaquillo Mining District, State of Jalisco, Mexico. The pertinent claim statistics are itemized below:



CONCESSION       CONCESSION                                LICENSE      TITLE HOLDER       AREA
   NAME             TYPE             EXPIRY DATE              NO.           100%        (HECTARES)   TITLE STATUS
-------------    --------------      -----------          ----------   --------------   ----------   ------------

Consuelo         Exploration         Title pending          199598     Pablo Antonio       46.15     Option to
                 Issued 04/26/94     change to                         Fitch Parente                 purchase 100%
                                     exploitation -                                                  interest
                                     application made
                                     July, 2000.  This
                                     application is for
                                     50 years.

Lucerito         Exploration         Title pending          199590     Pablo Antonio       26.92     Option to
                 Issued 04/26/94     change to                         Fitch Parente                 purchase 100%
                                     exploitation -                                                  interest
                                     application made
                                     July, 2000.  This
                                     application is for
                                     50 years.

Los Ricos        Exploration         29/03/2005             209337     Francisco Javier    62.15     Granted
                 Issued 03/30/99                                       Azpeitia J. &                 Exploration
                                                                       Lourdes del C.                Mining

El Rico          Exploration         29/03/2005             209338     Francisco Javier    34.07     Granted
                 Issued 03/30/00                                       Azpeitia J. &                 Exploration
                                                                       Lourdes del C.                Mining

Milagros         Exploration         08/04/2005             209461     Francisco Javier   258.18     Granted
                 Issued 04/09/01                                       Azpeitia J. &                 Exploration
                                                                       Lourdes del C.                Mining

San Jorge V      Exploration         09/10/2003             205844     Minera San Jorge   100.00     Granted
                 Issued 10/09/97                                       S.A. de C.V.                  Exploration
                                                                                                     Mining
                                                                                          ------
                                                                     TOTAL AREA           527.47
                                                                                          ======

     Taxes of approximately US$450 are due every six months, on or before January 31st and July 31st. These taxes are for exploration and mining rights only. Surface rights taxes are paid only by the surface owner; mining rights to do not entitle surface rights. In the case of exploitation titles, there is another tax owed according to the amount of ore that has been mined.

     For all concessions which are greater than 1,000 hectares, on or before May 30 of each year, a proof of the work that has been done during the last year has to be presented to the Director of Mining for Mexico. The report has to indicate the type of work that has been done in the mining claim and the amounts expended. The invoices and receipts for such expenses must exist and can cover surveying works, roads, sampling, geology, lab invoices, etc. The Company's core concessions are all less than 1,000 hectares.

     Exploration titles are given after presenting an application for an exploration concession and the perfection work done by a registered surveyor. They are good for six years, and before the expiration date have to be changed for an exploitation title. The perfection work has to show the exact location of the claim, surface, and claims around it. The Cinco Minas Property has been legally surveyed or the concessions have been perfected.

     Exploitation titles are good for 50 years. They are given after presenting the application for exploitation and the assessment work.

     An explorer must submit an environmental impact report to the environmental secretary and also apply for a change of soil use permit before exploration can commence.

     Permits that are required before exploration or exploitation can start include the aforementioned environmental impact report and change of soil use report, a land use permit from the surface owners, and where applicable, use of explosives, use of water and use of electricity permits.

     The Cinco Minas Property is accessible by either a four lane highway west from Guadalajara, the third largest city in Mexico, or via an older two-lane highway that passes through the town of Tequila on to the community of Magdelana, a distance of about 70 kilometers. From Magdalena the property is accessed by another 5 kilometers of paved road and then another 20 kilometers of good gravel road. Access is adequate in a two-wheel-drive vehicle with good tires. The topography on and around the property is fairly rugged and steeply incised. Elevations on the property range from around 1,100 meters above sea level ("ASL") to 1,500 meters ASL, and the Cinco Minas vein and workings occur at about the 1,300 meter level and somewhat higher to the northwest.

     Vegetation is sparse, consisting of thorn bushes, scrub oaks, a type of cedar, cacti and various assorted shrubs and vines. The landscape looks fairly bleak during the dry season between mid-October and mid-June, but it lushes up with the advent of the rainy season during the summer months. The climate is typically arid to semi-arid; temperatures are hot in the summer months and mild in the winter. It is possible to work on the property on a year- round basis, but seasonal rains may inhibit local access occasionally.

     There exists hydroelectric power (220 kv) on the site via a power line built in the early part of last century from Guadalajara. This power line serviced the Cinco Minas and Monte El Favor mines. There is water emanating from the main haulage way of the Cinco Minas mine, and streams flow with some water all year, while others only during the wet season. Rio Santiago occurs just a few kilometers to the northeast but at about 1,000 meters elevation. There is an adequate labor source in the community of Cinco Minas and in nearby Hostotipaquillo as well as in the countryside around the property.

     HISTORY

     The Destajos, Famosa and Trinidad zones (levels) of the Cinco Minas vein were exploited as early as Spanish colonial times in the early 1500's. The next documented record of exploitation in the area was in 1824 when a Coronel Schiaffino had the property. Subsequently, the property was worked by a Mr. Luis Martinez of Guadalajara, but after him the mine was significantly enlarged by the Cinco Minas Mining Company ("CMMC"), owned by Marcus Daly, the co-founder of the Anaconda Copper Company. The exact date when CMMC commenced development of the property is not shown in any literature available. Letters from people working on the neighboring El Aguila Mine are dated at 1911, so CMMC was probably in operation by that time.

     CMMC built the road to the mine and town and also brought in a 220 kv power line that is still standing and functional today. CMMC bought the power from the Chapala hydroelectric plant on Lake Chapala, just south of Guadalajara.

     The mine operated until 1930 when it was shut down partly due to depleted reserves and the Depression and partly due to civil unrest in Mexico. During its operation, CMMC developed and mined the El Abra zone ore shoot on seventeen levels. The shoot was mined over a distance of about 700 meters vertically and horizontally over 450 meters near the top of the vein and over about 100 meters at the lowest levels.

     In 1916, during the visit by the Mexican government engineer, Villafana, CMMC was operating a 300 tonne per day mill. A hand-written memo by an unknown American engineer in 1930 states that the mine was operating at 500 tonnes per day.

     After CMMC closed the mine, the mill and equipment was purchased by Henry Wyman and used in the Wyman Copper property, Tepezalan, Aguascalientes.

     Around 1930, local Mexicans formed a mining co-operative and exploited the deposit at a reduced scale until 1953, sending their selected ore to custom mills. During this time part of the Cinco Minas vein was mined as an open pit. No recorded mining has been done on the property since that time.

     The property was inactive for several years thereafter until Cia. Minera Las Cuevas, S.A. ("MLC") operated an exploration program between 1981 and 1982. Their work included surface and underground mapping, sampling and diamond drilling along an approximately 300 meter segment of the Cinco Minas vein system.

     There exists no known historical resource or reserve on the Cinco Minas Property from the previous operators.

     REGIONAL AND LOCAL GEOLOGY

     The Hostotipaquillo mining district occurs within the approximate intersection of two extensive calc-alkaline molten rock arcs, the older Sierra Madre Occidental volcanic province and the younger Trans-Mexican volcanic arc (or Neo-Volcanic Belt). The Sierra Madre Occidental volcanic province trends northwest along the Pacific margin of Mexico and parallels the western coastline. It extends for approximately 1,700 kilometers from the USA border to the Mexican state of Guerrero. The later east-west trending Trans-Mexican volcanic arc (Eje Neovolcanico) overlaps and partially obscures the southern portion of the Sierra Madre Occidental volcanic province.

     The lithologies around Cinco Minas consist of mid-upper Cenozoic volcanics consisting of Miocene age andesite flows and tuffs and breccias, Pliocene rhyolites comprised of lavas and small intrusions and finally Miocene to Pliocene Holocene basalt flows. The rhyolitic stocks are believed to be related to the mineralization found at the Cinco Minas mine.

     PROPERTY GEOLOGY

     Andesite occurs in various colors and textures. Northwest of the El Aguila mine, near the bottom of the vein and in San Miguel Creek and the mouth of La Calera Creek (location unknown), the andesite is greenish-grey in color and has a very fine texture. It contains abundant quartz phenocrysts, and previous investigators have classified it as a quartz andesite.

     At the village of Cinco Minas occur outcroppings of the andesite that form the hanging wall to the Cinco Minas vein. They are reddish-purple, porphyritic and rest atop andesitic tuffs. These andesites have been observed to occur in an open pit exposure at the El Abra workings. Large, post-mineral fault has dragged these volcanics down the dip-slope of the Cinco Minas vein such that they appear to rest conformably on the vein/fault surface.

     In the mine, rhyolites are observed overlying andesite in the lower parts of the vein. On the surface, the rhyolites are found principally in outcroppings above the vein and underlie most of the higher hills found to the northeast of it. The rhyolites have various shades of pink and light green and often contain quartz phenocrysts. The latter type was observed along crosscuts connected to the La Formosa level haulage located in the footwall of the Cinco Minas vein.

     Two types of tuffs were observed: andesitic and rhyolitic. The former type outcrop in Cinco Minas creek, are light green, fine grained and locally have purplish interbands and show some signs of internal folding. The latter type outcrops in the higher parts of the hillside in the extreme northwest part of the Cinco Minas vein near the San Juan workings. Here they have a pale pink color and contain abundant quartz and biotite phenocrysts and phenocrysts of feldspars that are kaolinized.

     Breccias occur above the rhyolite northeast of El Pitayo. They form a series of layers with a northwesterly strike and dip of 32(degree) to the northeast. They consist of angular fragments of red and green volcanics 1 to 5 mm across. The orientation and distribution of clasts suggests a vent source to the west. The matrix is of a rhyolitic origin.

     Younger basalts overlay all the units mentioned above. Two types are distinguished: one group occurs below the Cinco Minas vein. They overlay the rhyolite northeast of El Capizayo and have a fine grained texture. Petrographic analysis indicates that it is a porphyritic basalt. Their stratigraphic position suggests that they were deposited early in the volcanic succession and possibly are part of a bimodal suite which includes the rhyolite emissions. The other basalts occur higher up and directly overlay the rhyolite tuffs. They have an amygdaloidal texture and appear to be much younger than the other basalts.

     Weathered, unwelded to partially welded tuffs are exposed at low elevations west of the main Cinco Minas vein. These tuffs are poorly exposed on the surface but are better exposed in the hanging wall of the El Troce adit where they occur over about 100 meters true thickness. What was previously mapped as gouge is in fact a weathered tuff that contained pyrite before oxidation. The tuffs dip gently near the portal of the adit and much more steeply next to the vein (all dipping to the southwest). At least some of the six mappable units within the adit are separated by angular unconformities. However, the steepening of the strata nearer the vein could be due to the drag effect of the normal post-mineral fault. The presence of oxidized pyrite suggests that this unit is pre-mineral.

     Tuffs closer to the portal of the adit, containing abundant pumice, are believed to be post-mineral. Outcrop west of the El Aguila section of the vein consists of golden biotite bearing tuffs that appear to overlay alluvium that contains boulders of vein material. Basalt overlies these young tuffs.

     EXPLORATION


     In November of 2002, based on the historical information and database at hand as well as its own property examinations and findings, the Company commenced a Phase I work program at El Abra around the old mine and along strike to the NW. Phase I of the program started with the rehabilitation of access to the uppermost three levels of the mine (Famosa, Destajos and Trinidad levels), with the work focused on getting access to all of the crosscuts in accessible areas to an initial potential open-pit depth, below surface, of about 150 metres and over a length of over 800 meters.


     During November 2002 and January 2003, the Company released the sample results from the underground channel sampling program as follows:

                   EL ABRA UNDERGROUND CHANNEL SAMPLE RESULTS


LEVEL                                 SECTION            HORIZONTAL WIDTH              GOLD                SILVER
(DEPTH FROM SURFACE)                                            (M)                   (G/T)                (G/T)

El Abra (0m)                           340W                      2.50                  1.17                    71
                                       352W                      4.00                  1.34                   124
                                       366W                      8.8                   1.67                    88
                                       384W                     13.0                   2.33                    65
                                       392W                      4.5                   0.56                    53
                                       397W                      4.8                   0.51                    66
                                       404W                      9.4                   0.90                   132
                                       423W                      6.25                  3.16                   105
Sublevel 1 (-11m)                      416W                      5.75                  1.26                   117
                                       425W                      5.8                   2.06                   176
Sublevel 2 (-18m)                      417W                      1.75                  2.69                   189
Destajos (-28m)                        420W                      6.0                   2.06                   287
Sublevel 3 (-34m)                      404W                      2.3                   1.26                   299
Upper Trinidad (-71m)                  460W                     12.9                   0.57                    57
Trinidad (-87m)                        408W                     12.9                   1.95                   168
                                       415W                     12.5                   1.83                   340
                                       424W                      4.2                   1.24                   233
                                       434W                      7.87                  0.52                   177
                                       466W                      7.7                   0.70                    93


     Although the number of samples taken was small, the Company was encouraged by the results as they confirm the potential for finding open-pit type resources within the hanging-wall of the Cinco Minas vein as well as confirming that the old database is reliable. Because it was not always possible to sample the entire width of the prospective hanging-wall due to numerous blockages in the access tunnels and crosscuts and due to the difficulty of rehabilitating access to some of these old workings, the Company decided to discontinue the underground sampling program and undertake a drill program.

     During March and April 2003, the Company completed a drill program at the Cinco Minas Property with a focus around the El Abra area. Drill hole results from this area areas follows:

                         DRILL HOLE RESULTS FROM EL ABRA


HOLE NUMBER        SECTION                       FROM        TO        INTERVAL        GOLD        SILVER
                                                  (M)        (M)         (M)           (G/T)         (G/T)
CMDD14              350W                         26.0       30.75         4.75          1.02         118
                             Including           30.75      40.0                                Workings
                             Including           40.0       46.0          6.0           1.46         255
CMRC18              350W                         54.0       66.0         12.0           2.83         143
CMDD15              389W                         11.6       31.0         19.4           0.76         118
                             Including           15.55      31.0         15.45          0.87         138
                             Including           19.5       31.0         11.5           1.07         164
CMRC17              400W                         54.0       60.8          6.8           1.52         228
                             Including           60.8       64.0                                Workings
                             Including           64.0       78.0         14.0           0.64         127
CMRC19              400W                         48.0       56.0          8.0           2.02         244
CMRC21              400W                        148.0      164.0                   No significant values
CMRC20              450W                        126.0      144.0         18.0           2.03         316
                             Including          138.0      142.0          4.0           7.01       1,099
CMDD16(1)<F1>       450W                         21.5       26.0          4.45          3.64         474
CMRC23              450W                         20.0       34.0         14.0           1.44         221
                             Including           22.0       26.0          4.0           4.16         626
CMRC27              500W                         14.0       22.0          8.0           0.44          99
CMRC28              500W                         50.0       62.0         12.0           0.34          71

     (1)<F1>  Diamond drill check of same interval in CMRC23


     These initial results are very encouraging but further drilling is required to extend or close the mineralization both along strike and down dip from these drill holes.

     Reconnaissance drilling has also been undertaken at San Pedro, Cerro Colorado and El Abrita. San Pedro lies about 500m to the NW of the historic El Abra mine whereas Abrita and Cerro Colorado are previously untested prospects lying about 800 metres and 1,200 metres, respectively, to the SE from the El Abra area.

                        DRILL HOLE RESULTS FROM SAN PEDRO

HOLE NUMBER         SECTION          FROM             TO           INTERVAL          GOLD          SILVER
                                      (M)            (M)             (M)             (G/T)          (G/T)

CMRC13               850W             16.0           18.0             2.0            0.22           32.5
CMRC29               850W             77.0           98.0            21.0            0.50           50.0
CMRC12               850W             16.0           34.0            18.0            0.67           35.0
CMRC22               850W              6.0           10.0             4.0            0.55           87.0
                                      70.0           76.0             6.0            0.67           92.0



     At San Pedro the vein system (18m thick in both shallow holes, CMRC12 and CMRC13) appears leached but the results, although lower than those at El Abra, continue to support the open pit potential of the Cinco Minas vein system. As underground workings are known to exist between the above two drill section lines, further drilling will be undertaken in this area at a later date.

                     DRILL HOLE RESULTS FROM CERRO COLORADO

HOLE NUMBER      FROM           TO           INTERVAL      GOLD          SILVER
                 (M)            (M)            (M)        (G/T)          (G/T)

CMDD6            16.0          22.0            6.0         0.91            80
                 24.93         25.25           0.32        0.69           138
CMRC8            16.0          20.0            4.0         3.42           224

     At Cerro Colorado there is a well-defined quartz vein about 6m in width that has been extensively disrupted by faulting. Five holes were drilled over a strike length of 350 metres. Although the three central holes did not intersect significant mineralization, drill hole CMRC8 located near the SE end of the drill holes intersected 4 metres grading 3.42 g/t gold and 224 g/t silver that indicates significant potential for finding more resources along strike to the SE of the drill area. Similarly, CMDD6 located at the NW end of the holes intersected 6m of 0.91 g/t gold and 80 g/t silver that also indicates the potential for finding further resources to the NW of this drill hole.


     At El Abrita poor recovery in several holes, extensively leached rocks at shallow levels and complicated fault structures offsetting the vein system make interpretation of the geology of the area very difficult. The results were sporadic and it is difficult to make any conclusions without further detailed geological interpretation.


     Management believes, the results of the Phase I program on the Cinco Minas Property justifies a follow-up Phase II program. As of the date of this registration statement, the Company is continuing with its assessment of the Phase I program and is considering the scope and extent of the Phase II work program. Depending on obtaining adequate financial resources the Company may conduct a Phase II drilling and sampling program at El Abra, metallurgical testwork and follow up with an independent scoping study. As of the date of this registration statement the Company has incurred sufficient expenditures to meet its first anniversary commitment. To earn its 60% interest in the Cinco Minas Property, the Company must fund project related expenditures totaling US$2.5 million by July 6, 2005.

     As of the date of this registration statement there are no known reserves on the Cinco Minas Property.

OTHER PROPERTIES

a)   Gran Cabrera Properties, Mexico

     On October 23, 2002, the Company and Minera San Jorge entered into a heads of agreement (the "Gran Cabrera HOA") whereby the Company was granted an option to acquire up to a 100% working interest in the Gran Cabrera Properties. The Gran Cabrera Properties are located across the border of two states, Nayarit and Jalisco, Mexico, and cover a group of historically high-grade silver-gold mines.

     Under the terms of the Gran Cabrera HOA, the Company may earn an initial 60% working interest by expending US$2.5 million, over three years, on the Gran Cabrera or Cinco Minas properties and issuing an initial 250,000 shares (issued) and a further 500,000 shares over two years. At the Gran Cabrera Properties, the Company has committed to incur minimum expenditures of US$75,000, US$100,000 and US$150,000 over three years. The Company has the right to purchase the remaining 40% interest in the Gran Cabrera Properties should a development area be identified.

     The Gran Cabrera Properties, totaling 3,950 hectares, are centered on three large silver-gold epithermal systems associated with volcanic units northwest of Guadalajara, Mexico. San Jose, Espada-La Deseada, and Las Caridades are groupings of rich, historic, silver-gold mines located in the historic Hostotipaquillo mining district. The Cabrera mega-system contains stockworks, breccia hosted ore bodies, and large vein feeder sub-systems at the intersection of the Sierra Madre and the Trans Mexican Volcanic Arc.

     Within the property areas there are more than fifteen significant old precious metals mines that historically produced high grade silver-gold ore periodically over a period of more than 350 years beginning with their discovery by early Spanish Conquistadors. The mines covered include the San Jose, Esperanza, Creston, Espada, Deseada, Paloma, Dura, Esmeralda, Burro, Concordia, Escondida, Banco, Peralta, Caridad, and Victoria mines.

     There are four immediate primary target areas within the property areas, Espada-Dura-Deseada- Esmeralda cluster; and the San Jose cluster (with the Velazquez exploration adit driven at a lower level) including the Esperanza and Creston mines, and the Caridad cluster of mines including the Banco, Escondida, Concordia, la Caridad, Victoria, Burro and Paloma Mines, the latter two along the Santiago River; and a fourth area around the Peralta Mine and adjacent areas. All four areas show evidence of Spanish exploration and mining as well as mining efforts conducted by American mining interests into the early part of the 20th Century.

     The Espada-Deseada-Dura-Esmeralda ("Espada Mines") cluster of old mine workings represents the west-central part of the Gran Cabrera Mega-shear which is known over a distance of approximately 15 kilometers. According to engineering reports prepared by the American operators in the early 1900's who opened small pits at three of the mines, the Espada ores were the highest grade of gold and silver ores mined in the "Gran Cabrera" district. The mines, which lie within a brecciated, extensive shear zone in volcanics, are open pit targets and a breccia pipe may be represented at Espada. The Dura and Deseada mineralization appears to lie within a large, relatively rich stockwork. Within the prospective area, pervasive alteration by quartz and vuggy silica in veins and stockworks produced very hard, silicified host rocks which could not be economically mined and processed either by the early Spanish miners or by the Americans in the early part of the 20th century. These zones are also immediate exploration targets as modern mining practices can handle this type of ore.

     At the San Jose mine, the Velazquez adit is 350 meters in length, and was driven for exploration into the surrounding host rocks trying to cut high grade ore shoots within the larger mega-shears, breccias and stockworks. It remains unknown as to whether low grade mineralization was intersected by these cross cuts simply because no records of sampling of the wall rocks exist and lower grade mineralization would not have been of interest to the miners driving those workings. Also at the San Jose Mine, another adit (the
     Vida) has been developed for 380 meters and ores were found with grades that can be beneficiated by cyanidation, and ore blocks were developed in the mine estimated to be 100,000 tonnes, with an average grade of 1.5 g/t Au and 500 g/t Ag.

     As of the date of this registration statement, the Company is focusing its resources on the exploration of the Cinco Minas Properties and, as a result, has not committed any funds to conduct exploration on the Gran Cabrera Properties. Management anticipates that it may conduct a US$100,000 geological and sampling program towards the latter part of fiscal 2003. However, any decision will be dependent on the results at the Cinco Minas Property and adequate financial resources. The Company is required to incur a minimum of US$325,000 by October 23, 2005, of which US$75,000 is required to be incurred by October 23, 2003. If the Company is unable to spend the first year commitment it will be required to renegotiate the Gran Cabrera HOA or risk losing the option.

     As of the date of this registration statement there are no known reserves on the Gran Cabrera Properties.

b)   Tinka Property, Peru

     On May 31, 2002, the Company signed a letter of intent ("LOI") with, Mr. Robert O. Plenge, over the Tinka Prospect, located in southern coastal Peru. Under the terms of the LOI, the Company may earn a 100% interest in the 2 claims (1,800 hectares) by issuing 250,000 common shares of the Company annually, over a three year period for a total of 750,000 shares (250,000 shares issued). On completion of the earn-in, the vendor will retain a 1% net smelter royalty ("NSR") over the project area. The NSR can be acquired at any time by the Company for US$750,000.

     On February 19, 2003, the Company entered into a heads of agreement (the "Tinka HOA") with Tinka Resources Ltd. ("Tinka Resources"), a publicly-traded company, of which certain of its directors and officers are also directors of the Company, whereby the Company, upon receipt of approval from the TSX Venture, has agreed to grant a 70% interest in the option on the Tinka property. As of the date of this registration statement, Tinka has received conditional approval from the TSX Venture to complete option under the Tinka HOA. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions". Under the option, Tinka Resources has agreed to assume the Company's share issuance obligations through the issuance of a total of 500,000 common shares of Tinka Resources' share capital over three years. Tinka Resources must also fund a total of US$2.5 million in exploration expenditures, including underlying option payments and government taxes, over a three year period. As of the date of this registration statement, Tinka Resources has received conditional approval from the TSX Venture to complete the terms of the Tinka HOA.

     The Tinka Prospect is located approximately 300 kilometers south of Lima, Peru and approximately 35 kilometers east of Ica and lies within the well known Peruvian coastal copper belt. Locally to Tinka, the belt contains strata bound replacement copper deposits and volcanic massive sulphide deposits. Further to the south, the belt contains the Toquepala, Cuajone, Quellaveco and Cerro Verde porphyry copper mines.

     Although no drilling has been undertaken within the Tinka Prospect area, significant surface exploration work programs have been undertaken over a period of 30 years, including road construction, two programs of Induced Polarization ("IP"), geological mapping and a trenching program in which 434 chip samples were taken from the weathered surface profile and analyzed.

     The Tinka Prospect area is underlain by rocks of the coastal batholith where a complex suite of intrusive rocks has intruded andesitic to rhyolitic volcanics and sediments. Of economic significance is that the rocks within the claim areas have undergone intense deformation and alteration as evidenced by stockwork fracturing and argillic and quartz-sericite alteration. The results of the IP surveys conducted in 1972 and 1997 defined a very large, continuous IP anomaly extending approximately 3,200 meters north-south by 1,400 meters east-west.

     The rock chip samples were collected from trenches and roadcuts within the area of the IP anomaly. A cumulative log probability plot of the copper and gold results indicates that anomalous copper values are those greater than about 750 parts per million ("ppm") (86th percentile) and anomalous gold values are those greater than about 0.250 ppm (97th percentile). This represents 60 and 11 samples, respectively. The samples were analyzed by ITS/Bondar Clegg in Canada.

     The IP and geochemical responses from within the area could be indicative of either an underlying massive sulphide deposit (such as the known Raul and Condestable deposits located to the south) or that the area is underlain by a porphyry copper-gold complex.

     As of the date of this registration statement, there are no known reserves on the Tinka Prospect.

c)   Los Lomas Properties, Peru

     On February 28, 2002, the Company entered into a heads of agreement (the "Los Lomas HOA") covering the 13,100 hectare Los Lomas Properties located in northern Peru. The property is owned by MUSA, a private Peruvian company jointly owned by BHP Billiton Mining and Exploration Peru B.V. and Compaia Minera San Ignacio de Moroacocha S.A. The Company had the option to earn a 70% interest in the properties by spending US$1 million over a four year period on the following basis:


                   EXPENDITURES                      WORK PERIOD

                   US$   100,000               Prior to February 1, 2003
                   US$   200,000               Prior to February 1, 2004
                   US$   200,000               Prior to February 1, 2005
                   US$   500,000               Prior to February 1, 2006
                   ------------
                   US$1,000,000
                   ============

     At MUSA's election, the Company would be also required to issue to MUSA up to 250,000 common shares: 75,000 shares on receipt of TSX Venture approval (issued), a further 50,000 shares on each of the first two anniversaries and 75,000 on the third anniversary, provided that the Company has not withdrawn from the option agreement. Upon having earned this interest, the Company would give to MUSA the right to back-in for a 70% project interest by funding all subsequent expenditure on the properties until the commencement of commercial production. Alternatively, MUSA could elect to convert its 30% project interest into a 1.5% net smelter return.

     Historically, MUSA has conducted within the properties regional soil sampling, mapping, structural interpretation, gravity, magnetic and transient electro-magnetic ("TEM") ground surveys and reconnaissance drilling. A number of significant volcanic massive sulphide indications have been identified by MUSA and others within the Los Lomas properties and include exhalative microcrystalline quartz horizons, disseminated sulphides, stockwork mineralization, barite, gossans and altered volcanics.

     The Company intended to undertake a program of follow-up ground gravity on the geological targets defined by a Falcon(TM) airborne gravity survey, as a prerequisite to a reconnaissance drilling campaign, to explore new target areas. As part of the option agreement with MUSA, the Company had committed to drill at least two of these large untested targets. Recent events, including the results of the informal plebiscite held in the community of Tambo Grande regarding the development of another mining company's deposit, have resulted in opposition to mining activity in this area. This impacted on the Company's ability to initiate its proposed drill program at Las Lomas as access to the drill sites was denied by local officials and landowners. As a result, the Company postponed its work program at Los Lomas. In February 2003, the Company notified MUSA that it had terminated the Los Lomas HOA. Accordingly, the Company wrote off $15,000 acquisition costs and $82,720 exploration expenditures in fiscal 2002.

     There are no governmental regulations required for the Company to conduct surface exploration activities.

OFFICE SPACE

The Company's corporate and principal business office is located at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia, Canada. The office facility is provided on a month-to-month basis as part of Chase's agreement with the Company. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions".

PLAN OF OPERATION


As of June 30, 2003, the Company had working capital of approximately $130,000. As of the date of this registration statement, the Company has completed the Phase I drill program on the Cinco Minas Property and is continuing with its assessment of the results. Although it is anticipated that a Phase II follow-up drill program will be conducted, the program has not been developed. The Company does not have sufficient financial resources to conduct additional exploration of its mineral property interests. It is intending to raise further equity capital to fund exploration activities. The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to the Company. In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives.



ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.
--------------------------------------------------------------------------------

The following discussion of the financial position, changes in financial position and results of operation of the Company for the fiscal years ended December 31, 2002, 2001 and 2000 should be read in conjunction with the accompanying audited consolidated financial statements of the Company and related notes included therein. The discussion for the three months ended March 31, 2003 and March 31, 2002 should be read in conjunction with the interim consolidated financial statements of the Company.


The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the period presented with US GAAP except for the differences noted in Note 12 of the consolidated financial statements of the Company included herein. The noon rate of exchange on June 30, 2003, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN$1.3558 (US$0.7376 - CDN$1.00). The effects of inflation and price changes have not had a material impact on the Company's operations since its incorporation.


The Company's consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge liabilities in the normal course of business.

OVERVIEW

The Company was incorporated without significant cash, assets or operations. Through the TSX Venture's policy relating to CPCs, the Company conducted an IPO in June 2000 and obtained a listing on the TSX Venture. With the completion of the agreement to earn an interest in the Los Lomas Properties, the Company qualified for regular listing as a Tier 2 company on the TSX Venture.

Since its completion of the Qualifying Transaction, the Company has been exclusively a natural resource company engaged in the business of exploration for metals and minerals. At this stage of development, the Company has no producing properties and, consequently, has no current operating income or cash flow. The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. As a result, the Company is considered an exploration stage company.

The Company is actively reviewing additional resource properties at various stages of development and may make additional acquisitions through options, purchases or joint ventures. If so, significant additional financing may be required, and there is no assurance that funds would be available on terms acceptable to the Company or at all.

The Company expects its properties will be moved toward determining individual viability over the next two to three years. There is no assurance that any property will prove to be mineable or, that if such a determination is made, that the Company will be able to secure financing for capital costs.

Nearly all of the Company's activities are directed to such exploration and future development programs. Yearly variations in individual property expenditures generally reflect increases or decreases in specific exploration and development costs based on previous results and the Company's decisions regarding the allocation of exploration expenditures between properties.

The Company is presently exploring its properties for sufficient reserves to justify production. None of its properties are yet in production and, consequently, the properties do not produce any revenue. As a result there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of its properties.

The Company derives interest income on its bank deposits and other short-term deposits, which depend on the Company's ability to raise funds. Of most significance would be further cash received from issuance of shares to fund ongoing operations.

Through the exploration process, management periodically reviews results, both internally and externally, through mining related professionals. Decisions to abandon, reduce or expand exploration efforts are based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs. Geological and/or economic circumstances render each property unique. Consequently, it is not possible to have any predetermined hold period.

Costs incurred for general exploration that do not result in the acquisition of mineral properties with ongoing exploration or developmental potential are charged to operations. Exploration costs relating to the Company's properties are capitalized as mineral properties and deferred costs. Should the Company abandon a property or project, the related deferred costs will be charged to operations.

The recoverability of amounts shown for mineral properties and deferred costs is dependent upon the discovery of economially recoverable reserves, completion of positive feasibility studies, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development and future profitable production, or from the disposition of such properties.

On January 1, 2002, the Company adopted, on a prospective basis, the provisions of new Section 3870 "STOCK-BASED COMPENSATION AND OTHER STOCK BASED PAYMENTS" of the Canadian Institute of Chartered Accountants' (the "CICA") Handbook ("Section 3870"). Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Section 3870 recommends that certain stock-based transactions, such as the grant of stock options, be accounted for at fair value. The section is only applicable to transactions that occurred on or after January 1, 2002.

As permitted by Section 3870, the Company did not adopt the fair value method for certain stock-based compensation granted to employees and directors. The additional disclosure required by Section 3870 as a result of the Company not adopting the fair value method is provided in Note 5 of the consolidated financial statements of the Company included herein. As permitted by Section 3870, the additional disclosure for the 2002 fiscal year will not be presented on a comparative basis.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2003 COMPARED TO THREE MONTHS ENDED MARCH 31, 2002

During the three months ended March 31, 2003, the Company reported a loss of $119,672, an increase of $109,201 compared to a loss of $10,471 in 2002. General and administrative expenses of $120,582 was reported in 2003, an increase of $107,581 from $13,001 in 2002. Accounting and administrative expenses increased by $11,950, from $3,650 in 2002 to $15,600 in 2003 due to increased levels of operations and activity in 2003 and the preparation of the Form 20-F registration form. Consulting fees, office expenses and travel expenses increased due to costs associated with increasing the Company's market awareness and corporate development. During 2003 the Company paid $6,000 to an investor relations consultant. In addition, the Company recorded a non-cash charge of $3,579 relating to the vesting of options previously granted to the consultant.

During 2003, the Company spent $264,265 on concession payments and exploration expenditures mainly on the Phase I sampling and drilling programs on the Cinco Minas Project in Mexico.

FISCAL YEAR ENDED DECEMBER 31, 2002 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2001

During the year ended December 31, 2002, the Company completed its Qualifying Transaction and commenced exploration activities on its mineral properties. Accordingly the Company experienced a significant increase in activities and, in 2002, reported a loss of $253,757 ($0.09 per share) compared to a loss of $10,199 ($0.01 per share) in 2001.

At this stage of its development, the Company has no source of operating revenues. Interest income is derived solely from cash and cash equivalents held by the Company. During 2002, the Company reported interest income of $5,459 compared to $12,676 in 2001, due to lower levels of cash and cash equivalents held throughout 2002 compared to 2001.

General and administrative expenses of $161,496 was reported in 2002, an increase of $138,621 from $22,875 in 2001. Many of the Company's costs increased due to increased accounting, consulting, legal, regulatory and other costs associated with the Company's transition from that of a capital pool company to a junior mineral exploration company. During 2002, the Company also commenced the monthly payment of $2,000 to the President of the Company. During 2002, $16,000 was paid, of which $10,500 was expensed and $5,500 was capitalized to mineral property costs. Ongoing review of prospective property acquisitions also attributed to increased costs in 2002. In addition, during 2002, the Company adopted, on a prospective basis, the new CICA recommendations on accounting for stock options. The Company recorded a non-cash charge of $20,212 relating to options granted to consultants. In addition, as allowed by the CICA recommendations, the Company has disclosed, on a pro-forma basis, a further amount of $38,942 relating to the fair value of stock options granted to its employees and directors.

Since its reorganization in May 2002, the Company has negotiated a number of option agreements to earn various interests in mineral properties in Mexico and Peru. During 2002, the Company incurred $528,203 on mineral property payments and exploration expenditures. In addition, the Company issued 675,000 common shares, with a value of $202,500, pursuant to mineral property option agreements. During 2002, the Company wrote-off $97,720 in mineral property costs relating to its abandonment of the Los Lomas option agreement.

FISCAL YEAR ENDED DECEMBER 31, 2001 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2000

During the year ended December 31, 2001, the Company reported a net loss of $10,199, compared to a loss of $587 for the comparable period in 2000. The loss in 2001 was comprised of general and administrative expenses totaling $22,875 and interest income of $12,676.

Interest income reported for 2001 was $12,676, an increase of $2,550 from the $10,126 reported in 2000. The increase was due to increased levels of cash and cash equivalents held throughout 2001 from the initial public offering proceeds.

General and administrative expenses of $22,875 were incurred for general corporate administration of the Company, its public reporting requirements and costs incurred in reviewing business opportunities during the year ended December 31, 2001.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary source of funds since incorporation has been the issuance of common shares pursuant to various public and private financings. The Company has had no revenue from mining operations to date and does not anticipate mining revenues in the foreseeable future.


During the year ended December 31, 2002, the Company raised $697,800 cash from the issuance of common shares from private placements conducted and options and warrants exercised. These proceeds were utilized to conduct mineral property acquisitions and exploration expenditures and to pay ongoing corporate costs. During the three month period ended March 31, 2003, the Company sold a further 528,000 common shares for $475,200 pursuant to a private placement and 218,000 common shares for $43,371 on the exercise of stock options. The majority of the funds raised were utilized to complete the Phase I drilling program at the Cinco Minas Property. As at June 30, 2003, the Company had working capital approximately $130,000. Although it is anticipated that a Phase II follow-up drill and sampling program will be conducted, the program it has not been developed. The Company also intends to conduct metallurgical testing and commission an independent scoping study on the Cinco Minas Property. The Company may also conduct a US$100,000 geological and sampling program on the Gran Cabrera Properties towards the latter part of fiscal 2003. However, any decision will be dependent on adequate financial resources.


In addition, the Company anticipates spending approximately $150,000 during the remainder of 2003 for administrative and other operating expenditures.

The Company does not have any source of funds other than from the issuance of capital stock and the exercise of options and warrants and the possible joint venture or sale of its mineral properties. As of the date of this registration statement the Company does not have sufficient financial resources to conduct a Phase II program, metallurgical testing and commission a scoping study on the Cinco Minas Property or conduct the geological and sampling program on the Gran Cabrera Property. In addition, results from its exploration programs and/or additional property acquisitions may result in additional financial requirements. The Company plans to conduct additional financings, however, there is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured or relinquish certain of its properties.

The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.


During  fiscal  2002,  the  Company  incurred   $463,325  for  mineral  property
acquisition costs and $267,378 for exploration costs on its mineral property interests. During the period from January 1, 2003 to June 30, 2003, the Company incurred approximately $25,000 for mineral property costs and $210,000 for exploration costs.


TREND INFORMATION

None of the Company's assets are currently in production or generate revenue.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
--------------------------------------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this registration statement, are as follows:


NAME                          POSITION WITH THE COMPANY          TERM OF OFFICE (FOR EACH OFFICE HELD)

DAVID HENSTRIDGE(1)<F1>       President                          January 2000 to present
                              Director                           January 2000 to present

NICK DEMARE(1)<F1>            Director                           January 2000 to present

HARVEY LIM(1)<F1>             Director                           January 2000 to present

MARIANA BERMUDEZ              Corporate Secretary                January 2000 to present

(1)<F1>  Member of the Audit Committee.


Each officer's and director's term of office shall expire at the Company's next annual general meeting. The Company does not have an executive committee or a compensation committee. The Company's audit committee is responsible for reviewing the Company's financial statements before they are approved by the Company's directors.

There are no family relationships between any directors or executive officers of the Company. To the best of the Company's knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of the Company's officers or directors was selected as an officer or director of the Company.

The Company is an exploration stage junior exploration company. As such, at its stage of development it does not require full-time employees. The Company's needs will be dependent upon its level of exploration programs and financial condition. The officers and directors of the Company will devote as much time as is needed. As of the date of the registration statement, Mr. Henstridge devotes approximately 80% of his time, and Messrs. DeMare and Lim, 10% of their time to the Company's operations.

Set forth below are brief descriptions of recent employment and business experience of the Company's officers and directors.

David Henstridge (Age 55), President and Director

David Henstridge graduated from Adelaide University, Australia, in 1971, with an Honors Degree in geology. Mr. Henstridge is a fellow of the Australian Institute of Mining and Metallurgy and a member of the Australian Institute of Geoscientists and the Geological Society of Australia. From 1971 to 1987, Mr. Henstridge held various positions with Central Pacific Minerals N.L. and managed numerous advanced exploration projects throughout Australia, Europe and the United States. Since 1987, Mr. Henstridge has worked for, and consulted to, several companies on advanced exploration and feasibility projects in Australia, Papua New Guinea, Fiji, China and North and South America. From 1993 to 2001, Mr. Henstridge held the position of president and CEO of Peruvian Gold Limited. Since 1999, Mr. Henstridge has been a director of Argosy Minerals Inc. ("Argosy"). In addition, since November 2001, Mr. Henstridge has also held the position as Chairman of Argosy. Mr. Henstridge has co-authored 15 geological publications. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Nick DeMare (Age 48), Director

Mr. DeMare holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Since May, 1991, Mr. DeMare has been the President of Chase Management Ltd., a private company which provides a broad range of administrative, management and financial services to private and public companies engaged in mineral exploration and development, gold and silver production, oil and gas exploration and production and venture capital. Mr. DeMare owns 100% of Chase. Mr. DeMare currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Harvey Lim (Age 44), Director

Mr. Lim holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia. Mr. Lim was employed by Coopers & Lybrand (now PricewaterhouseCoopers LLP) from 1981 to 1988. From 1988 to 1991, Mr. Lim was employed as controller with Ingot Management Ltd. Since 1991, Mr. Lim has been employed by Chase Management Ltd. as controller. Mr. Lim currently serves as an officer and director of other public reporting companies. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Conflicts of Interest."

Mariana Bermudez (Age 28), Corporate Secretary

From 1994 to 2001, Mariana Bermudez was the Executive Assistant to the CEO of Peruvian. From March 2001 to September 2001, Ms. Bermudez was employed as a legal assistant at Morton & Company. Since October 2001 she has been employed as a legal secretary with Farris Vaughan Wills and Murphy. Ms. Bermudez attended Capilano College from 1992 to 1994 where she obtained an Administrative Assistant Certificate and has taken various courses related to the Securities Industry.

COMPENSATION

During the fiscal year ended December 31, 2002, the directors and officers of the Company, as a group, had received or charged the Company a total of $36,380 for services rendered by the directors and officers or companies owned by the individuals. The Company does not have any retirement plans or benefits.

EXECUTIVE COMPENSATION

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid by the Company to its directors and officers, which information has been disclosed to the Company's shareholders in accordance with applicable Canadian law.

Named Executive Officers mean the Chief Executive Officer ("CEO") of the Company, regardless of the amount of compensation of that individual and each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent financial year. In addition, disclosure is also required for any individual whose total salary and bonus during the most recent financial year was at least $100,000, whether or not they were an executive officer at the end of the financial year.

During the Company's last completed financial year ended December 31, 2002, the Company had one Named Executive Officer, Mr. David Henstridge.

The following table (presented in accordance with the regulations (the "BC Regulations") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company for the financial years ended December 31, 2002, 2001 and 2000 (to the extent required by the BC Regulations) in respect of the Named Executive Officer:

                                                                                         LONG-TERM
                                                          ANNUAL COMPENSATION           COMPENSATION          ALL OTHER
                                                       -------------------------       --------------       COMPENSATION
                                                                                         NUMBER OF               ($)
                                      YEAR ENDED         SALARY          BONUS         SECURITIES(1)<F1>
NAME AND PRINCIPAL POSITION           DECEMBER 31          ($)            ($)          UNDER OPTIONS
---------------------------           -----------      ----------      ---------       ---------------      ---------------
David Henstridge                          2002             Nil            Nil             251,400              16,000
President                                 2001             Nil            Nil              35,000                Nil
                                          2000             Nil            Nil             105,000                Nil


                                      -37-

NOTE:

(1)<F1> Figures   represent  options  granted  during  a  particular  year;  see
        "Aggregate Option" table for the aggregate number of options outstanding at year end.


LONG TERM INCENTIVE PLAN AWARDS

The Company does not have any long term incentive plan awards ("LTIP") defined as "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or SAR plans or plans for compensation through restricted shares or units."

OPTION/STOCK   APPRECIATION  RIGHT  ("SAR")  GRANTS  DURING  THE  MOST  RECENTLY
COMPLETED FINANCIAL YEAR

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2002 to the Named Executive Officer of the
Company:


                                                                                 MARKET VALUE OF
                          SECURITIES         % OF TOTAL                             SECURITIES
                        UNDER OPTIONS     OPTIONS GRANTED      EXERCISE OR      UNDERLYING OPTIONS
                           GRANTED          IN FINANCIAL       BASE PRICE        ON DATE OF GRANT
NAME                         (#)              YEAR(1)<F1>    ($/SECURITY)(2)<F2>   ($/SECURITY)       EXPIRATION DATE

David Henstridge          162,000               28.3%             0.23                 0.30              Jul.15/05
                           59,400               10.3%             0.52                 0.52              Dec.05/05
                           30,000                5.2%             0.55                 0.69              Dec.19/05
                          -------               ----
                          251,400               43.8%
                          =======               ====

NOTES:

(1)<F1> Percentage of all options granted during the financial year.
(2)<F2> The exercise price of stock options was set according to the rules of the TSX Venture. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2002 by the Named Executive Officer, and the financial year end value of unexercised options on an aggregated basis:

                                                                                                 VALUE OF UNEXERCISED IN
                                                                        UNEXERCISED OPTIONS AT     THE MONEY OPTIONS AT
                                                                        FINANCIAL YEAR END(3)<F3>    FINANCIAL YEAR END
                               SECURITIES                                        (#)                    ($)(3)<F3>(4)<F4>
                               ACQUIRED ON         AGGREGATE VALUE
                               EXERCISE(1)<F1>       REALIZED(2)<F2>         EXERCISABLE/              EXERCISABLE/
           NAME                    (#)                   ($)                UNEXERCISABLE             UNEXERCISABLE


David Henstridge                 140,000               22,750                251,400/Nil                66,192/Nil

NOTES:

(1)<F1> Number of common shares of the Company acquired on the exercise of stock options.IMR
(2)<F2> Calculated using the closing price of common shares of the Company on the TSX Venture.
(3)<F3> As freestanding SARs have not been granted, the number of shares relate solely to stock options.

                                      -38-


(4)<F4> Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture on December 31, 2002 of $0.60 per share, less the exercise price of in-the-money stock options.

TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

Other than as described in the Summary Compensation Table, the Company has no plans or arrangements with respect to remuneration received or that may be received by the Named Executive Officers during the Company's most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

DIRECTOR COMPENSATION

CASH COMPENSATION

The Company does not compensate its directors in their capacities as such, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors.

During the most recently completed financial year, directors received no compensation for services provided to the Company in their capacities as directors and/or employees and/or consultants. The Company has, however, paid $20,380 for administrative, secretarial, accounting and bookkeeping services provided by Chase Management Ltd. ("Chase"), a private company owned by Nick DeMare, a director of the Company.

NON-CASH COMPENSATION

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2002 to the directors who are not the Named Executive Officer of the Company:


                      SECURITIES          % OF TOTAL                              MARKET VALUE OF
                     UNDER OPTIONS      OPTIONS GRANTED    EXERCISE OR BASE    SECURITIES UNDERLYING
                        GRANTED          IN FINANCIAL           PRICE         OPTIONS ON DATE OF GRANT
NAME                      (#)               YEAR(1)<F1>     ($/SECURITY)(2)<F2>     ($/SECURITY)          EXPIRATION DATE


Nick DeMare             41,000               07.1%               0.23                   0.30                 Jul. 15/05
                        20,000               03.5%               0.55                   0.69                 Dec. 19/05
                        ------               ----
                        61,000               10.6%
                        ======               ====

Harvey Lim              30,000               05.2%               0.23                   0.30                 Jul. 15/05
                        10,000               01.8%               0.55                   0.69                 Dec. 19/05
                        ------               ----
                        40,000               07.0%
                        ======               ====
NOTES:

(1)<F1> Percentage of all options granted during the financial year.
(2)<F2> The exercise price of stock options was set according to the rules of the TSX Venture. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2002 by the directors who are not the Named Executive Officer, and the financial year end value of unexercised options:

                                                                                                 VALUE OF UNEXERCISED IN
                                                                      UNEXERCISED OPTIONS AT       THE MONEY OPTIONS AT
                                                                      FINANCIAL YEAR END(3)<F3>      FINANCIAL YEAR END
                              SECURITIES                                       (#)                      ($)(3)<F3>(4)<F4>
                              ACQUIRED ON        AGGREGATE VALUE
                              EXERCISE(1)<F1>      REALIZED(2)<F2>        EXERCISABLE/                EXERCISABLE/
NAME                             (#)                  ($)                UNEXERCISABLE               UNEXERCISABLE


Nick DeMare                     30,000                6,000                154,000/Nil                  58,020/Nil

Harvey Lim                      25,000                5,000                 70,000/Nil                  25,100/Nil

NOTES:

(1)<F1> Number of common shares of the Company acquired on the exercise of stock options.
(2)<F2> Calculated using the closing price of common shares of the Company on the TSX Venture.
(3)<F3> As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4)<F4> Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture on December 31, 2002 of $0.60 per share, less the exercise price of in-the-money stock options.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

No director or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year, other than routine indebtedness.

EMPLOYMENT AGREEMENTS

The Company has no formal management contract with any of its officers or directors. Commencing May 1, 2002, the Company has paid Mr. David Henstridge a monthly amount of $2,000 for his services as President and CEO of the Company. The amount is a minimum monthly amount and may be increased as Mr. Henstridge devotes more of his time to the activities of the Company. Chase, a private company owned by Nick DeMare, also charges the Company for services. See "Item
7. Majority Shareholders and Related Party Transactions - Related Party Transactions".

BOARD PRACTICES

AUDIT COMMITTEE

The Company's Audit Committee must be comprised of at least three directors, the majority of whom are not employees, control persons or members of management of the Company or any of its associates or affiliates. The board of directors of the Company, after each annual shareholder' meeting must appoint or re-appoint an audit committee. As of the date of this registration statement, the members of the audit committee were Messrs. Henstridge, DeMare and Lim.

The Audit Committee must review the annual financial statements of the Company before they are approved by the board of directors of the Company. The board of directors of the Company must review, and if considered appropriate, approve the annual financial statements of the Company before presentation to the shareholders of the Company.

Remuneration Committee

The Company does not have a separate remuneration committee. The full Board reviews the terms and conditions of employment, management agreements and remuneration levels for employees.

EMPLOYEES

As of the date of this registration statement the Company had no employees. The Company has retained Chase to provide management, financial, accounting and corporate administrative services. Chase provides its services to a number of public and private companies and currently employs six full-time employees, including Mr. Lim (excluding Mr. DeMare).

In addition to the services provided by Chase, Mr. Henstridge provides his services as the President of the Company. The Company also retains consultants to handle specific projects on a case by case basis.

SHARE OWNERSHIP


The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as of June 30, 2003.



                                                                SHARES AND RIGHTS BENEFICIALLY
TITLE OF CLASS            NAME OF OWNER                             OWNED OR CONTROLLED (1)<F1>       PERCENT OF CLASS (1)<F1>


Common Stock              David Henstridge                               1,695,300(2)<F2>                20.53%
Common Stock              Nick DeMare                                    1,199,700(3)<F3>                15.00%
Common Stock              Harvey Lim                                       184,300(4)<F4>                 2.40%
Common Stock              Mariana Bermudez                                  42,000(5)<F5>                 0.55%


NOTES:


(1)<F1> Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 7,570,000 shares of common stock outstanding as of June 30, 2003.

(2)<F2> Includes options to acquire 258,400 common shares and warrants to acquire 429,000 common shares.

(3)<F3> Includes 534,450 common shares held by Mr. DeMare directly and 236,250 common shares held by DNG Capital Corp. ("DNG"), a private company wholly-owned by Mr. DeMare. Also includes options to acquire 159,000 common shares, warrants to acquire 70,000 common shares and warrants held by DNG to acquire 200,000 shares.

(4)<F4> Includes options to acquire 75,000 common shares and warrants to acquire 20,000 common shares.
(5)<F5> Includes options to acquire 20,000 common shares.

STOCK OPTIONS

In order to comply with recent amendments to the TSX Venture rules, the Company adopted a stock option plan (the "Plan"). The purpose of the Plan is to provide the Company with a share related mechanism to enable the Company to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers for their contribution toward the long term goals of the Company and to enable and encourage such individuals to acquire shares of the Company as long term investments.

The Plan provides that it is solely within the discretion of the Board of Directors (the "Board") to determine who should receive options and in what amounts. The Board is able to issue a majority of the options to insiders of the Company. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company's issued and outstanding share capital.

The following information is a brief description of the Plan:

1. The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of shares which is 10% of the issued and outstanding shares of the Company. As of June 30, 2003, the Company had 703,400 options outstanding which have been granted prior to the adoption of the Plan. These options form a part of the foregoing 10%. The exercise price of the stock options, as determined by the Board in its sole discretion, shall not be less than the closing price of the Company's shares traded through the facilities of the TSX Venture on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the TSX Venture or, if the shares are no longer listed for trading on the TSX Venture, then such other exchange or quotation system on which the shares are listed and quoted for trading.

2. The Board will not grant options to any one person which will, when exercised, exceed 5% of the issued and outstanding shares of the Company.

3. Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding ten years from the date on which the Board grants and announces the granting of the option.

4. If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other than by reason of death), as the case may be, then the option granted shall expire on the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Plan.

The Plan may be administered by the Company's secretary or such other senior officer or employee as may be designated by the Board from time to time.
Shareholder approval is not required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Company regularly employed on a full-time or part-time basis, directors of the Company and persons who perform services for the Company on an ongoing basis or who have provided, or are expected to provide, services of value to the Company.


As of June 30, 2003, an aggregate of 703,400 incentive stock options to purchase shares of the Company's common stock remain outstanding to the following persons:


                             NATURE             NO. OF           EXERCISE
OPTIONEE                     OF OPTION         OPTIONS         PRICE/SHARE       EXPIRY DATE
                                                                    $

Nick DeMare                  Director            33,000            0.15          Jun. 21/05
David Henstridge             Director           100,000            0.23          Jul. 15/05
Nick DeMare                  Director            41,000            0.23          Jul. 15/05
Harvey Lim                   Director            30,000            0.23          Jul. 15/05
Nick Nicholas                Consultant          60,000            0.52          Dec. 5/05
David Henstridge             Director            59,400            0.52          Dec. 5/05
John Nebocat                 Consultant          40,000            0.55          Dec. 19/05
George Valdez Barnett        Consultant          40,000            0.55          Dec. 19/05
David Henstridge             Director            30,000            0.55          Dec. 19/05
Nick DeMare                  Director            20,000            0.55          Dec. 19/05
Harvey Lim                   Director            10,000            0.55          Dec. 19/05
David Henstridge             Director            69,000            1.00          Jan. 14/06
Nick DeMare                  Director            65,000            1.00          Jan. 14/06
Harvey Lim                   Director            35,000            1.00          Jan. 14/06
Mariana Bermudez             Officer             20,000            1.00          Jan. 14/06
Joseph Abbinante             Consultant          20,000            1.00          Jan. 14/06
Linda Liu                    Consultant           7,000            1.00          Jan. 14/06
Rosanna Wong                 Consultant           7,000            1.00          Jan. 14/06
Arabella Smith               Consultant           7,000            1.00          Jan. 14/06
Betty Moody                  Consultant           5,000            1.00          Jan. 14/06
Jacqueline Rowsell           Consultant           5,000            1.00          Jan. 14/06
                                                -------
TOTAL:                                          703,400
                                                =======


As of June 30, 2003, the directors and officers of the Company, as a group (4 persons), held options to purchase 512,400 shares of the Company's common stock.


WARRANTS


As of June 30, 2003, there were non-transferable common share purchase warrants exercisable for the purchase of 3,049,000 common shares, which expire at various times until December 13, 2004 and may be exercised at various prices ranging from $0.20 per share to $1.15 per share, as follows:

  COMMON SHARES ISSUABLE          EXERCISE
 ON EXERCISE OF WARRANTS         PRICE/SHARE           EXPIRY
                                      $

        590,000                      0.20              May 27/04
        700,000                  0.35 / 0.40           Oct. 15/03 / Oct. 15/04
      1,150,000                  0.35 / 0.40           Dec. 13/03 / Dec. 13/04
         81,000                     0.37               Dec. 13/04
        528,000                  1.00 / 1.15           Mar. 4/04 / Mar. 4/05
      ---------
      3,049,000
      =========


As of June 30, 2003, the directors and officers of the Company, as a group (4 persons), held warrants to purchase 719,000 shares of the Company's common stock.


There are no assurances that the option or warrants described above will be exercised in whole or in part.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
--------------------------------------------------------------------------------

PRINCIPAL HOLDERS OF VOTING SECURITIES


The following table sets forth certain information regarding ownership of the Company's shares by the Company's officers and directors as a group, as well as all persons who own greater than five percent (5%) of the Company's outstanding shares, as of June 30, 2003.


                                                          SHARES AND RIGHTS BENEFICIALLY
TITLE OF CLASS         NAME AND ADDRESS OF OWNER               OWNED OR CONTROLLED (1)<F1>         PERCENT OF CLASS (1)<F1>


Common Stock           David Henstridge                              1,695,300(2)<F2>                     20.53%
                       Victoria, Australia


Common Stock           Nick DeMare                                   1,199,700(3)<F3>                     15.00%
                       Burnaby, British Columbia


Common Stock           Prudent Bear Fund                             1,000,000(4)<F4>                     12.39%
                       Dallas, Texas

NOTES:


(1)<F1> Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 7,570,000 shares of common stock outstanding as of June 30, 2003.

(2)<F2> Includes options to acquire 258,400 common shares and warrants to acquire 429,000 common shares.

(3)<F3> Includes 534,450 common shares held by Mr. DeMare directly and 236,250 common shares held by DNG Capital Corp. ("DNG"), a private company wholly-owned by Mr. DeMare. Also includes options to acquire 159,000 common shares, warrants to acquire 70,000 common shares and warrants held by DNG to acquire 200,000 shares.

(4)<F4> Includes warrants to acquire 500,000 common shares.

None of the Company's principal shareholders have different voting rights than any of the Company's other common shareholders.

ESCROW SHARES

Pursuant to the CPC Policy, all common shares which were issued prior to completion of a qualifying transaction and were beneficially owned, directly or indirectly, by a related party (a person who was a related party prior to the completion of the Qualifying Transaction) are required to be held in escrow, including common shares acquired by a related party prior to the Company's IPO and common shares acquired by a related party pursuant to the Company's IPO. The shares held in escrow may be voted by the owner of the shares. Any common shares acquired in the secondary market prior to the Qualifying Transaction by a control person of the Company, will also be held in escrow. Any common shares acquired by any person prior to the offering at less than the initial public offering price must also be held in escrow. Release of the common shares from escrow is subject to completion by the Company of a Qualifying Transaction.

The Company has entered into a discount seed share capital escrow agreement dated February 21, 2000 with Computershare Trust Company of Canada pursuant to which 1,684,000 seed capital shares were originally held in escrow (the "Escrow Agreement"). The Escrow Agreement provides that the common shares held in escrow pursuant to its terms and the beneficial ownership thereof may not be sold, assigned, hypothecated, transferred within escrow or otherwise dealt with in any manner without the prior written consent of the TSX Venture. The CPC Policy provides that the TSX Venture will generally permit a transfer of escrow shares in an arm's length qualifying transaction to incoming principals of the Company. In the event of the bankruptcy of an escrow shareholder, provided the TSX Venture does not object, the escrowed shares may be transferred to the trustees in the bankruptcy or such person legally entitled to the escrowed shares which shares will remain in escrow subject to the Escrow Agreement. In the event of the death of an escrow shareholder, provided the TSX Venture does not object, the escrowed shares held by the escrow shareholder will be released from escrow.

As  of  the  date  of  this  registration  statement,   673,600  common  shares,
representing 40% of the original escrowed shares, have been released and the following shares remain held in escrow:


                                                     NUMBER OF COMMON
       NAME OF BENEFICIAL OWNER                      SHARES IN ESCROW

       David Henstridge                                   391,500
       Nick DeMare                                        367,500
       Robert Atkinson                                    159,600
       Harvey Lim                                          48,000
       Robert O. Plenge                                    27,000
       Mariana Bermudez                                     8,400
       Joseph Abbinante                                     8,400
                                                       ----------
       Total:                                           1,010,400
                                                       ==========

The remaining shares in escrow will be released, as to 252,600 common shares, on each of the 18th, 24th, 30th and 36th month following the initial release date of May 27, 2002.

CHANGES IN SHAREHOLDINGS

There have been no significant changes to the above listed persons' ownership.

UNITED STATES SHAREHOLDERS


As of June 30, 2003, there were two registered holders of the Company's common shares in the United States, with combined holdings of 650,000 shares, representing 8.6% of the issued shares of the Company on June 30, 2003.


CONTROL BY FOREIGN GOVERNMENT OR OTHER PERSONS

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person.

CHANGE OF CONTROL

As of the date of this registration statement, there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.

RELATED PARTY TRANSACTIONS


Other than as disclosed below, for the period from January 11, 2000 to December 31, 2000, years ended December 31, 2001 and 2002, and the period from January 1, 2003 to June 30, 2003, the Company has not entered into any transactions or loans between the Company and any: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or
(d) or over which such a person is able to exercise significant influence.



1. The Company has retained David Henstridge, the President, Chief Executive Officer and a director of the Company, to provide consulting and management services. See "Item 6. Directors, Senior Management and Employees - Compensation." In consideration therefor, Mr. Henstridge is currently paid a monthly fee of $2,000 and out-of-pocket disbursements incurred by Mr. Henstridge on behalf of the Company. Management believes the arrangement with Mr. Henstridge is fair to the Company. During the period from January 11, 2000 to December 31, 2000, years ended December 31, 2001 and 2002, and the period from January 1, 2003 to June 30, 2003, the Company paid Mr. Henstridge $nil, $nil, $16,000 and $12,000, respectively, on account of professional services rendered by Mr. Henstridge.


2. The Company has retained Chase, a company wholly-owned by Mr. Nick DeMare, a director of the Company, to provide office premises, administrative, accounting and management services. In consideration therefor, Chase is paid based on services provided, which are billed at rates which Chase charges to unrelated third parties. Management believes the arrangement with Chase is fair to the Company and similar to terms which could be obtained from unrelated third parties. During the period from January 11, 2000 to December 31, 2000, years ended December 31, 2001 and 2002, and the period from January 1, 2003 to June 30, 2003, the Company paid Chase $2,050, $4,405, $20,380 and $27,422, respectively.


3. The Company has completed previous private placements of common stock, the subscribers of which include companies wholly-owned by directors and officers of the Company. The securities issued pursuant to such private placements were issued in accordance with the pricing policies of the TSX Venture. During the year ended December 31, 2002, and the period from January 1, 2003 to June 30, 2003, the Company conducted the following private placements of common stock:


                                                               PURCHASE      MARKET
                                          PARTICIPATION          PRICE       PRICE(1)<F1>
PLACEE                                    BY INSIDERS              $            $               COMMENTS


SUBSEQUENT TO DECEMBER 31, 2002

528,000 units (one common share                                   0.90         1.00
and one warrant)
  -  David Henstridge                         138,000
  -  DNG Capital Corp.                        140,000                                           100% owned by Nick DeMare
                                              -------
                                              278,000
                                              =======
YEAR ENDED DECEMBER 31, 2002

600,000 units (one common share
and one warrant)                                                  0.18         0.20
  -  David Henstridge                         131,000
                                              =======

700,000 units (one common share                                   0.35         0.30
and one warrant)
  -  David Henstridge                         100,000
  -  Nick DeMare                               70,000
                                             --------
                                              170,000
                                             ========
                                      -45-

                                                               PURCHASE      MARKET
                                          PARTICIPATION          PRICE       PRICE(1)<F1>
PLACEE                                    BY INSIDERS              $            $               COMMENTS



1,150,000 units (one common share                                 0.35         0.35
and one warrant)
  -  David Henstridge                          60,000
  -  DNG Capital Corp.                         60,000                                           100% owned by Nick DeMare
  -  Harvey Lim                                20,000
                                             --------
                                              140,000
                                             ========


     (1)<F1>    Quoted  closing  price  on  date  of   announcement  of  private
                placement.

4. On February 19, 2003, the Company entered into an agreement with Tinka Resources, a public company in which Mr. Nick DeMare is a director and President and Mr. Harvey Lim was the Corporate Secretary at the date of the agreement. Both Messrs. DeMare and Lim are directors of the Company. See "Item 4. Information on the Company - Property, Plants and Equipment. Other Properties - b) Tinka Property, Peru."

5. During the period from January 11, 2000 to December 31, 2000, the Company paid $11,705 for legal services provided by a law firm, a partner of which is a former officer of the Company.

See also "Item 6.  Directors, Senior Management and Employees - Compensation."

INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT


During the fiscal year ended December 31, 2002 and the period from January 1, 2003 to June 30, 2003, none of the directors, officers, promoters or other members of management or their associates or affiliates of the Company was indebted to the Company.


CONFLICTS OF INTEREST

See "Item 3.  Key Information - Risk Factors - Conflict of Interest".


The following table identifies, as of June 30, 2003, the name of each director of the Company and any public reporting company, for which such director currently serves as an officer or director:



NAME OF DIRECTOR        NAME OF COMPANY                         POSITION                TERM OF SERVICE

David Henstridge        Argosy Minerals Inc.                    Chairman                November 2001 - present
                                                                Director                March 1999 - present
                        Tinka Resources Limited                 Director                March 2003 - present

Nick DeMare             Aguila American Resources Ltd.          Director                January 2003 - present
                        Andean American Mining Corp.            Director                August 2002 - present
                                                                Secretary               December 1995 - present
                        California Exploration Ltd.             Director                October 2002 - present
                        Dial Thru International Inc.            Director                January 1991 - present
                        GGL Diamond Corp.                       Director                May 1989 - present
                        Global Energy Inc.                      Director, President,    September 2002 - present
                                                                CEO and Secretary
                        Golden Peaks Resources Ltd.             Director                January 1992 - present
                        Hilton Petroleum Ltd.                   Director                October 1989 - present
                        Hydromet Technologies Limited           Director                September 2000 - present
                        Kookaburra Resources Ltd.               Director                June 1988 - present
                        Lariat Property Corporation             Director, President     April 2003 - present
                        Tinka Resources Limited                 Director, President     October 2002 - present
                        Trimark Energy Ltd.                     Director                January 1996 - present


                                      -46-


NAME OF DIRECTOR        NAME OF COMPANY                         POSITION                TERM OF SERVICE

Harvey Lim              Hilton Petroleum Ltd.                   Secretary               September 1995 - present
                        Trimark Energy Ltd.                     Secretary               December 1988 - present


INTERESTS OF EXPERTS AND COUNSEL

Not applicable.


ITEM 8.  FINANCIAL INFORMATION.
--------------------------------------------------------------------------------

DESCRIPTION                                                             PAGE

Audited  Consolidated  Financial Statements for                         F-1
the Years Ended December 31, 2002, 2001 and the Period from January 11, 2000 (Date of
Incorporation)  to December 31, 2000


Unaudited  Interim  Consolidated  Financial                             F-23
Statements for the Three Months Ended March 31, 2003 and 2002

SIGNIFICANT CHANGES

None.

DIVIDEND POLICY

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future. Any decision to pay dividends on its common shares in the future will be made by the board of directors of the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

LEGAL PROCEEDINGS

None.

ITEM 9.  THE OFFER AND LISTING.
--------------------------------------------------------------------------------

PRICE HISTORY

The Company's common stock commenced trading on the TSX Venture on June 22, 2000. The Company's stock currently trades on the TSX Venture under the symbol "TM" and CUSIP number 899694 10 3.

The following table sets forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the TSX Venture for the periods indicated:

                   TSX VENTURE EXCHANGE STOCK TRADING ACTIVITY

                                                           SALES PRICE ($)
                                                     ---------------------------
YEAR ENDED                      VOLUME                 HIGH              LOW

December 31, 2002              1,006,511               0.69              0.17
December 31, 2001                380,000               0.24              0.09
December 31, 2000              1,975,000               0.36              0.21

                                                           SALES PRICE ($)
                                                     ---------------------------
QUARTER ENDED                   VOLUME                 HIGH              LOW


June 30, 2003                    472,920               0.90              0.41

March 31, 2003                 1,299,282               1.35              0.59
December 31, 2002                661,511               0.69              0.26
September 30, 2002               121,000               0.38              0.25
June 30, 2002                    112,000               0.30              0.21
March 30, 2002                   112,000               0.20              0.17
December 31, 2001                 57,000               0.15              0.09
September 31, 2001               117,500               0.20              0.10
June 31, 2001                    143,000               0.23              0.15
March 31, 2001                    62,500               0.24              0.18


                                                           SALES PRICE ($)
                                                     --------------------------
MONTH ENDED                     VOLUME                 HIGH              LOW


June 30, 2003                    186,500               0.61              0.41

May 31, 2003                     195,220               0.82              0.55
April 30, 2003                    91,200               0.90              0.62
March 31, 2003                   270,000               0.92              0.70
February 28, 2003                490,667               1.16              0.70
January 31, 2002                 537,715               1.35              0.59



REGISTRATION, TRANSFER AND PAR VALUE

The Company's common shares, no par value, are registered. The Company's transfer agent is Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

RESTRICTIONS ON TRANSFERABILITY


In accordance with the CPC Policy, as of June 30, 2003, 1,010,400 shares of the Company's common shares are subject to the Escrow Agreement. See "Item 7. Major Shareholders and Related Party Transactions - Principal Holders of Voting Securities". As such, none of the shares held in escrow can be transferred or sold by the owners of such shares, except as provided by the release dates under the Escrow Agreement or as consented to by the TSX Venture.



ITEM 10.  ADDITIONAL INFORMATION.
--------------------------------------------------------------------------------

SHARE CAPITAL


The following table sets forth information about the Company's share capital as of December 31, 2002 and June 30, 2003:



                                                    DECEMBER 31,       JUNE 30,
                                                       2002             2003

    Number of Common Shares Authorized             100,000,000      100,000,000
    Par Value per Share                                None             None

For the year ended December 31, 2002 and the period from January 1, 2003 to June 30, 2003, the Company issued common shares, as follows:



                                                                                  NUMBER
                                                                                OF SHARES


    Balance, January 11, 2000                                                            -
                                                                                ----------
    Issued during the period ended December 31, 2000
    For cash
        - private placement                                                      1,684,000
        - initial public offering                                                1,700,000
                                                                                ----------
                                                                                 3,384,000
                                                                                ----------
    Balance, December 31, 2000                                                   3,384,000
                                                                                ----------
    Issued during the year ended December 31, 2001
    For cash
        - exercise of warrants                                                      75,000
                                                                                ----------
                                                                                    75,000
                                                                                ----------
    Balance, December 31, 2001                                                   3,459,000
                                                                                ----------
    Issued during the year ended December 31, 2002
    For cash
        - private placements                                                     2,450,000
        - exercise of options                                                      230,000
        - exercise of warrants                                                      10,000
    For mineral properties                                                         675,000
                                                                                ----------
                                                                                 3,365,000
                                                                                ----------
    Balance, December 31, 2002                                                   6,824,000
                                                                                ----------
    Issued during the period from January 1, 2003 to June 30, 2003
    For cash
        - private placement                                                        528,000
        - exercise of options                                                      218,000
                                                                                ----------
                                                                                   746,000
                                                                                ----------
    Balance, June 30, 2003                                                       7,570,000
                                                                                ==========



See also "Item 6. Directors, Senior Management and Employees - Share Ownership".

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company was incorporated under the laws of British Columbia as Planex Ventures Ltd. on January 11, 2000, by registration of its Memorandum and Articles with the B.C. Registrar of Companies (the "BC Registrar") under the incorporation number 599161. On May 24, 2002, the Company changed its name to Tumi Resources Limited.

The Company is authorized to engage in any lawful business. The following is a summary of all material provisions of the Company's Articles of Association and Memorandum and certain provisions of the Company Act of the Province of British Columbia (the "Company Act"), applicable to the Company:

     A. DIRECTOR'S POWER TO VOTE ON A PROPOSAL, ARRANGEMENT OR CONTRACT IN WHICH THE DIRECTOR IS MATERIALLY INTERESTED.

          When a director holds a material interest in a proposed contract or transaction with the Company, he must declare the nature and extend of his interest in such contract or transaction or of any other possible conflict, in accordance with the provisions of the Company Act. A director who holds such material interest may not vote on the transaction but will be counted in the quorum present at the meeting at which such vote is taken. According to the Company's Articles, these prohibitions do not apply, subject to the provisions of the Company Act, to the following situations:

          1. Any such contract or transaction relating to a loan to the Company, which a director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;
          2. Any contract or transaction made to or to be made with, or for the benefit of an affiliated corporation of which a director is a director or officer;
          3.   Determining the remuneration of directors;
          4. Purchasing and maintaining insurance to cover directors against liability incurred by them as directors as specified under the Company Act; or
          5. The indemnification of any director by the Company as specified under the Company Act.

     B. DIRECTOR'S POWER, IN THE ABSENCE OF AN INDEPENDENT QUORUM, TO VOTE COMPENSATION TO THEMSELVES OR ANY MEMBERS OF THEIR BODY.

          The compensation of the directors is decided by the directors unless the Board of Directors requests approval to the compensation from the shareholders. If the issuance of compensation to the directors is decided by the directors, a quorum is the majority of the directors in office.

     C.   BORROWING POWERS EXERCISABLE BY THE DIRECTORS.

          The directors may, on behalf of the Company:

          1. Borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they think fit, and may authorize the guaranteeing of any obligations of any other person;
          2. Issue bonds, debentures, and other debt obligations either outright or as a security for any liability or obligation of the Company or any other person; and
          3. Mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

     D.   RETIREMENT  AND   NON-RETIREMENT  OF  DIRECTORS  UNDER  AN  AGE  LIMIT
          REQUIREMENT.

          There are no such provisions applicable to the Company under its Articles of Association, Memorandum or the Company Act.

     E.   NUMBER OF SHARES REQUIRED FOR A DIRECTOR'S QUALIFICATION.

          A director of the Company shall not be required to hold a share in the capital of the Company as qualification for his office.

DESCRIPTION OF COMMON SHARES

The authorized capital of the Company consists of 100,000,000 common shares without par value. A complete description is contained in the Company's Articles.


Of the 100,000,000 authorized common shares, a total of 7,570,000 common shares were issued and outstanding as of June 30, 2003. All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings. Each common share carries with it the right to one vote. The common shares do not have preemptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares.

The declaration of dividends on the common shares of the Company is within the discretion of the Company's Board of Directors. The Company has not paid any dividends on its common shares and has no policy with respect to the payment of dividends.

The Company's issued and outstanding common shares are not subject to further capital calls by the Company and there are no provisions in the Company's Articles of Association or Memorandum or the Company Act discriminating against any existing or prospective holder of the Company's common shares as a result of such shareholder owning a substantial number of shares.

Neither of the Articles of Association or Memorandum of the Company have any limitations on non-resident or foreign ownership of the Company's common shares, or provisions governing the ownership threshold above which shareholder ownership must be disclosed.

The Company Act provides that the rights and provisions attached to any class of shares may not be prejudiced or interfered with unless consented to by separate resolution passed by a majority of not less than 3/4 of the votes cast, in person or by proxy, by holders of shares of that class.

SHAREHOLDER MEETINGS

The Company's first annual general meeting must take place within fifteen months of the date of its incorporation and thereafter an annual general meeting will be held not later than thirteen months from its last meeting of shareholders, at such time and place as may be determined by the directors.

A notice of record date advising of the Company's annual general meeting and the date for which the determination of shareholders is to be fixed must be issued seven days in advance of the record date. The notice of meeting, information circular, financial statements and proxy are to be mailed to the shareholders not less than 25 days prior to the meeting date. A quorum for the transaction of business at a general meeting is two shareholders present in person or represented by proxy.

Only members who are registered holders of the Company's shares at the close of business on the record date (a date which is not more than 50 days, nor less than 35 days prior to the date of the meeting) who either attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

Under the Company Act, unless the articles of the company otherwise provide, the vote at a shareholder meeting shall be conducted by a show of hands, unless a poll of votes is requested by a shareholder or proxyholder. Under the Securities Act (British Columbia), the Chairman of the meeting is required to conduct a poll of votes in the event the Company receives proxies voting against the action to be taken totaling more than 5% of all voting rights attached to all securities that are entitled to be voted and to be represented at the meeting. On a show of hands, every person who is present and entitled to vote shall have one vote and on a poll every person shall have one vote for each share he/she is the registered holder and may exercise such vote either in person or by proxyholder. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the Chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the members upon the said question.

MATERIAL CONTRACTS

The Company has not entered into any material contracts, which are still in effect for the two years preceding this registration statement, except:

1. Cinco Minas HOA dated July 6, 2002, among the Company and Minera San Jorge. See "Item 4. Information on the Company - Property Plant and Equipment - Principal Properties - a) Cinco Minas Property, Mexico - Property Agreements".

2. Gran Cabrera HOA dated October 23, 2002, among the Company and Minera San Jorge. See "Item 4. Information on the Company - Property, Plants and Equipment - Other Properties - a) Gran Cabrera Properties, Mexico".
3. LOI dated May 31, 2002, among the Company and Mr. Robert O. Plenge. See "Item 4. Information on the Company - Property, Plants and Equipment - Other Properties - b) Tinka Property, Peru."
4. Tinka HOA dated February 19, 2003, among the Company and Tinka Resources. See "Item 4. Information on the Company - Property, Plants and Equipment - Other Properties - b) Tinka Property, Peru."

The terms, conditions and general nature of these contracts are described in "Item 4. Information on the Company - Property, Plants and Equipment".

EXCHANGE CONTROLS

There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders on the Company's common stock. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding common stock of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Item 10. Additional Information - Taxation."

Except as provided in the Investment Canada Act (the "Act"), there are no limitations specific to the rights of non- Canadians to hold or vote the common stock of the Company under the laws of Canada or in the charter documents of the Company.

Management of the Company considers that the following general summary fairly describes those material provisions of the Act pertinent to an investment by an American investor in the Company.

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada's cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act.

The notification procedure involves a brief statement of information about the investment of a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the
Act:

(1)  an investment to establish a new Canadian business; and

(2) an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

(1) direct acquisitions of control of Canadian businesses with assets of $5 million or more unless the acquisition is being made by an American investor;

(2) direct acquisitions of control of Canadian businesses with assets of $152,000,000 or more by an American investor;

(3) indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by an American investor;

(4) indirect acquisitions of control of Canadian businesses with assets of $152,000,000 or more by an American investor if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired;

(5) indirect acquisitions of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by an American investor in which case there is no review; and

(6) an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of actual or de jure voting control of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

An American, as defined in the Act includes an individual who is an American national or a lawful, permanent resident of the United States, a government or government agency of the United States, an American-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither American-controlled or Canadian-controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and Americans.

The higher thresholds for Americans do not apply if the Canadian business engages in activities in certain sectors such as oil, natural gas, uranium, financial services (except insurance), transportation services or media activities.

The Act specifically exempts certain transactions from either notification or review. Included among the category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities. Given the nature of the Company's business and the size of its operations, management does not believe the Investment Canada Act would apply to an investment in the Company's shares by a U.S. investor.

TAXATION

MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES


Management of the Company considers that the following discussion fairly describes the material Canadian federal income tax consequences applicable to a holder of common stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of common stock of the Company in connection with carrying on a business in Canada (a "non-resident shareholder").


This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

DIVIDENDS

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax. The Canada- U.S. Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

CAPITAL GAINS

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange.
For purposes of the ITA, the Company is listed on a prescribed stock exchange. Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

     (a)  the non-resident holder;
     (b) persons with whom the non-resident holder did not deal with at arm's length; or
     (c) the non-resident holder and persons with whom the non-resident holder did not deal with at arm's length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax Convention (1980) (the "Treaty") unless the value of such shares is derived principally from real property situated in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of the Company's common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations, and shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Holders and prospective holders of the Company's common stock are urged to consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of common stock of the Company.

U.S. HOLDERS

As used herein, a "U.S. Holder" is defined as (i) citizens or residents of the U.S., or any state thereof, (ii) a corporation or other entity created or organized under the laws of the U.S., or any political subdivision thereof,
(iii) an estate the income of which is subject to U.S. federal income tax regardless of source or that is otherwise subject to U.S. federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

DISTRIBUTIONS ON SHARES OF COMMON STOCK

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company's common stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common stock and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Dividends paid on the Company's common stock will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's common stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder's United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either "passive" income or "financial services" income, depending on the particular U.S. Holder's circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder's income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock are urged to consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF SHARES OF COMMON STOCK

A U.S. Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder's tax basis in the common stock. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS

The Company has not determined whether it meets the definition of a "passive foreign investment company" (a "PFIC"). It is unlikely that the Company meets the definition of a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation" (a "CFC") under current U.S. law.

If more  than  50% of the  voting  power  or value  of the  Company  were  owned
(actually or constructively) by U.S. Holders who each owned (actually or constructively) 10% or more of the voting power of the Company's common shares ("10% Shareholders"), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If (1) more than 50% of the voting power or value of the Company's common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company's income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC. If the Company were a FPHC, then each U.S. Holder (regardless of the amount of the Company's common shares owned by such U.S. Holder) would be required to include in its taxable income as a constructive dividend its share of the Company's undistributed income of specific types.

If 75% or more of the Company's annual gross income has ever consisted of, or ever consists of, "passive" income or if 50% or more of the average value of the Company's assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such "passive" income, then the Company would be or would become a PFIC. The Company has not provided assurances that it has not been and does not expect to become a PFIC. Please note that the application of the PFIC provisions of the Code to resource companies is somewhat unclear.

If the Company were to be a PFIC, then a U.S. Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain "excess distributions" (defined to include gain on the sale of stock) unless such U.S. Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company's income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Code.

INFORMATION REPORTING AND BACKUP WITHHOLDING

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company's shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

INSPECTION OF DOCUMENTS

Copies of the documents referred to in this registration statement may be inspected at the Company's corporate office at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7, during normal business hours.


ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
--------------------------------------------------------------------------------

Not applicable.


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
--------------------------------------------------------------------------------

OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES

Stock options to purchase securities from the Company are currently granted to directors and employees of the Company and independent consultants on terms and conditions under the Plan, as described in "Item 6. Directors, Senior Management and Employees - Stock Options".

Under the Plan, stock options for up to 10% of the number of issued and outstanding shares of common stock may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common stock. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all stock options granted under the Plan must not be less than the closing price of the Company's shares traded through the facilities of the TSX Venture on the date prior to the date of the grant, less allowable discounts, and the maximum term of each stock option may not exceed five years.


As of June 30, 2003, the Company had granted an aggregate of 703,400 non-transferable incentive stock options to purchase shares of the Company's common stock. See "Item 6. Directors, Senior Management and Employees - Stock Options."



                                     PART II

ITEM 13.  ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
--------------------------------------------------------------------------------

Not applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 15.   CONTROLS AND PROCEDURES.
--------------------------------------------------------------------------------

Not applicable.


ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT
--------------------------------------------------------------------------------

Not applicable.


ITEM 16B.   CODE OF ETHICS
--------------------------------------------------------------------------------

Not applicable.


ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES
--------------------------------------------------------------------------------

Not applicable.


                                    PART III

ITEM 17.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

                                                                         Page

Audited Consolidated Financial Statements for the                        F-1
Years Ended December 31, 2002 and 2001 and the
Period from January 11, 2000 (Date of Incorporation) to December 31, 2000

Unaudited Interim Consolidated Financial Statements                      F-23
for the Three Months Ended March 31, 2003 and 2002

ITEM 18.  FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

Not applicable.


ITEM 19.  EXHIBITS.
--------------------------------------------------------------------------------

EXHIBIT NUMBER                    DESCRIPTION                             PAGE
--------------                    -----------                             ----

     1.1            Certificate of Change of Name from Planex              N/A
                    Ventures Ltd. to Tumi Resources Limited (1)

     1.2            British Columbia Registrar of Companies                N/A
                    Form 19 - Special Resolutions and
                    Altered Memorandum (1)

     1.3            Memorandum of Planex Ventures Ltd. (1)                 N/A

     1.4            Articles of Planex Ventures Ltd. (1)                   N/A

     4.1            Documents Relating to the Option to                    N/A
                    Acquire a 100% Interest in the Cinco
                    Minas Property (1)

     4.2            Heads of Agreement to the Option to                    N/A
                    Acquire a 60% Interest in the Gran
                    Cabrera Properties (1)

     4.3            Letter of Intent to the Option to Acquire              N/A
                    a 100% Interest in the Tinka Property (1)

     4.4            Heads of Agreement to Grant a 70%                      N/A
                    Interest in the Tinka Property (1)

     8.1            List of Subsidiaries (1)                               N/A


    10.1            Consent of D & H Group                                  95


(1) Previously filed as an exhibit to the Company's Registration Statement on Form 20-F/A Amendment No. 1, filed with the Commission on April 25, 2003. File number 0-50244.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.


                                                TUMI RESOURCES LIMITED



Dated:     July 31, 2003                        /s/ David Henstridge
        --------------------                    -------------------------------
                                                David Henstridge,
                                                President and Director

================================================================================




                             TUMI RESOURCES LIMITED

                        (FORMERLY PLANEX VENTURES LTD.)

                         (AN EXPLORATION STAGE COMPANY)


                       CONSOLIDATED FINANCIAL STATEMENTS
                              FOR THE YEARS ENDED
                       DECEMBER 31, 2002 AND 2001 AND THE
              PERIOD FROM JANUARY 11, 2000 (Date of Incorporation)
                              TO DECEMBER 31, 2000
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)



================================================================================

                                                                D&H
                                                               GROUP
                                                          ----------------
                                                              CHARTERED
                                                             ACCOUNTANTS
                                                          ----------------
                                                          over 50 years of
                                                          quality service

AUDITORS' REPORT


To the Shareholders of
Tumi Resources Limited



We have audited the consolidated balance sheets of Tumi Resources Limited (formerly Planex Ventures Ltd.) as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flow for the years ended December 31, 2002 and 2001 and for the period from incorporation on January 11, 2000 to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flow for the years ended December 31, 2002 and 2001 and for the period from incorporation on January 11, 2000 to December 31, 2000 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected assets and shareholders' equity as at December 31, 2002 and 2001 and results of operations for the years ended December 31, 2002 and 2001 and for the period from incorporation on January 11, 2000 to December 31, 2000 to the extent summarized in Note 12 to the consolidated financial statements.

On March 4, 2003 we reported separately to the shareholders of Tumi Resources Limited on consolidated financial statements as at and for the years ended December 31, 2002 and 2001, audited in accordance with Canadian generally accepted auditing standards.





Vancouver, B.C.                                        /s/ D&H Group
March 4, 2003
                                                    Chartered Accountants





                                   D & H Group
                          A Partnership of Corporations
           A Member of BHD Association with affiliated offices across
      Canada and Internationally 10th Floor, 1333 West Broadway, Vancouver,
             BC V6H 4C1 WWW.DHGROUP.CA F 604-731-9923 T 604-731-5881

                             TUMI RESOURCES LIMITED
                         (FORMERLY PLANEX VENTURES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2002 AND 2001
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


                                                      2002             2001
                                                       $                $

                                   A S S E T S

CURRENT ASSETS
Cash and cash equivalents                            385,678          298,161
Amounts receivable and prepaids                       15,445            9,736
                                                 -----------       ----------
                                                     401,123          307,897
OPTIONS TO ACQUIRE INTERESTS IN
     UNPROVEN MINERAL CLAIMS (Note 4)                448,325                -
DEFERRED EXPLORATION COSTS (Note 4)                  184,658                -
                                                 -----------       ----------
                                                   1,034,106          307,897
                                                 ===========       ==========


                             L I A B I L I T I E S

CURRENT LIABILITIES
Accounts payable and accrued liabilities              62,554            3,100
                                                 -----------       ----------


                     S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 6)                             1,218,726          315,583
CONTRIBUTED SURPLUS                                   17,369                -
DEFICIT                                             (264,543)         (10,786)
                                                 -----------       ----------
                                                     971,552          304,797
                                                 -----------       ----------
                                                   1,034,106          307,897
                                                 ===========       ==========
NATURE OF OPERATIONS (Note 1)
SUBSEQUENT EVENTS (Note 13)


APPROVED BY THE DIRECTORS


/s/ David Henstridge          , Director
----------------------------

/s/ Nick DeMare               , Director
----------------------------




        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                             TUMI RESOURCES LIMITED
                         (FORMERLY PLANEX VENTURES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
               FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 AND
            THE PERIOD FROM JANUARY 11, 2000 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 2000
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


                                                                                 PERIOD FROM
                                                                                 JANUARY 11,
                                                YEAR ENDED        YEAR ENDED       2000 TO
                                               DECEMBER 31,      DECEMBER 31,    DECEMBER 31,
                                                   2002              2001            2000
                                                     $                $               $

INCOME
Interest income                                      5,459           12,676          10,126
                                               -----------      -----------     -----------
EXPENSES
Accounting and administration                       20,380            4,405           2,050
Audit                                                8,613            2,250           2,500
Consulting                                          17,200              150             500
Legal                                               21,759            3,830           2,183
Management fees                                     10,500                -               -
Office                                              16,112            2,166           1,024
Regulatory                                          19,937            3,780             509
Shareholder costs                                    1,313                -               -
Stock based compensation                            20,212                -               -
Transfer agent                                       6,380            3,345           1,947
Travel and related                                  19,090            2,949               -
                                               -----------      -----------     -----------
                                                   161,496           22,875          10,713
                                               -----------      -----------     -----------
LOSS BEFORE THE FOLLOWING ITEM                    (156,037)         (10,199)           (587)
WRITE-OFF OF OPTION INTERESTS
     AND EXPLORATION COSTS (Note 4(a))             (97,720)               -               -
                                               -----------      -----------     -----------
LOSS FOR THE PERIOD                               (253,757)         (10,199)           (587)

DEFICIT - BEGINNING OF PERIOD                      (10,786)            (587)              -
                                               -----------      -----------     -----------
DEFICIT - END OF PERIOD                           (264,543)         (10,786)           (587)
                                               ===========      ===========     ===========


LOSS PER SHARE - BASIC AND DILUTED                  $(0.09)          $(0.01)         $(0.00)
                                               ===========      ===========     ===========
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING - BASIC AND DILUTED       3,050,643        1,702,055         908,219
                                               ===========      ===========     ===========




        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                             TUMI RESOURCES LIMITED
                         (FORMERLY PLANEX VENTURES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 AND
            THE PERIOD FROM JANUARY 11, 2000 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 2000
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)



                                                                                                 PERIOD FROM
                                                                                                  JANUARY 11,
                                                                 YEAR ENDED        YEAR ENDED       2000 TO
                                                                 DECEMBER 31,      DECEMBER 31,   DECEMBER 31,
                                                                     2002             2001            2000
                                                                       $                $               $

CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Loss for the period                                                 (253,757)         (10,199)           (587)
Adjustment for items not involving cash
     Stock-based compensation                                         20,212                -               -
     Write-off of option interests and exploration costs              97,720                -               -
Decrease (increase) in amounts receivable and prepaids                (5,709)           3,340         (13,076)
Increase in accounts payable and accrued liabilities                  59,454              441           2,659
                                                                ------------     ------------    ------------
                                                                     (82,080)          (6,418)        (11,004)
                                                                ------------     ------------    ------------
FINANCING ACTIVITIES
Issuance of common shares                                            697,800           11,250         381,300
Share issue costs                                                          -                -         (76,967)
                                                                ------------     ------------    ------------
                                                                     697,800           11,250         304,333
                                                                ------------     ------------    ------------
INVESTING ACTIVITY
Option payments and exploration costs                               (528,203)               -               -
                                                                ------------     ------------    ------------
INCREASE IN CASH DURING THE PERIOD                                    87,517            4,832         293,329
CASH AND CASH EQUIVALENTS -
     BEGINNING OF PERIOD                                             298,161          293,329               -
                                                                ------------     ------------    ------------
CASH AND CASH EQUIVALENTS - END OF PERIOD                            385,678          298,161         293,329
                                                                ============     ============    ============

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash                                                                 385,678           48,161           3,329
Short-term deposits                                                        -          250,000         290,000
                                                                ------------     ------------    ------------
                                                                     385,678          298,161         293,329
                                                                ============     ============    ============

SUPPLEMENTARY CASH FLOW INFORMATION (Note 10)


        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                             TUMI RESOURCES LIMITED
                         (FORMERLY PLANEX VENTURES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 AND
            THE PERIOD FROM JANUARY 11, 2000 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 2000
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


1.     NATURE OF OPERATIONS

       The Company was incorporated under the Company Act of British Columbia on January 11, 2000, as Planex Ventures Ltd. The Company's shares were listed on the TSX Venture Exchange (the "TSX Venture") as a capital pool company until May 24, 2002, when it completed a qualifying transaction and was upgraded to Tier II status. The Company also changed its name to Tumi Resources Limited to reflect its business as a junior mineral exploration company.

       During the remainder of 2002, the Company entered into a number of option agreements to acquire interests in unproven mineral claims. The Company is in the process of exploring for gold and silver in mineral claims located in Mexico and Peru. The Company hopes to ultimately develop the mineral claims to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. As of December 31, 2002, the Company has not earned any production revenue, nor has it yet determined whether these claims contain economically recoverable ore reserves. The underlying value of the mineral claims and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Options interests and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.


2.     CHANGE IN ACCOUNTING POLICY

       On January 1, 2002, the Company adopted, on a prospective basis, the provisions of new Section 3870 "Stock- Based Compensation and Other Stock Based Payments" of the Canadian Institute of Chartered Accountants' Handbook ("Section 3870"). Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Section 3870 recommends that certain stock-based transactions, such as the grant of stock options, be accounted for at fair value. The section is only applicable to transactions that occurred on or after January 1, 2002.

       As permitted by Section 3870, the Company did not adopt the fair value method for certain stock-based compensation granted to employees and directors. The additional disclosure required by Section 3870 as a result of the Company not adopting the fair value method is provided in Note 5. As permitted by Section 3870, the additional disclosure for the 2002 fiscal year will not be presented on a comparative basis.


3.     SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF PRESENTATION

       The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant differences between these principles and those that would be accepted under United States generally accepted accounting principles ("US GAAP") are disclosed in Note 12.

                             TUMI RESOURCES LIMITED
                         (FORMERLY PLANEX VENTURES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 AND
            THE PERIOD FROM JANUARY 11, 2000 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 2000
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)



3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

       The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, impairment of mineral claims and deferred exploration expenditures and the related rate of depletion and amortization. Actual results could differ from these estimates.

       The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, TMXI Resources S.A. de C.V. (Mexico) and Tumi Resources S.A. (Peru) and its 60% owned subsidiary, Compania Minera Cinco Minas S.A. de C.V. (Mexico). Intercompany balances and transactions are eliminated on consolidation.

       CASH EQUIVALENTS

       Cash includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

       OPTION INTERESTS AND DEFERRED EXPLORATION COSTS

       Option payments and exploration, development and field support costs directly relating to mineral claims are deferred until the claims to which they relate are placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

       On a periodic basis, management reviews the carrying values of deferred acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate. As of December 31, 2002, the Company has not established that its option interests or its unpatented mineral claims have any known or proven reserves.

       Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

       From time to time, the Company acquires or disposes of interests in mineral claims pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as option interests or recoveries when the payments are made or received.

                             TUMI RESOURCES LIMITED
                         (FORMERLY PLANEX VENTURES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 AND
            THE PERIOD FROM JANUARY 11, 2000 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 2000
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

       TRANSLATION OF FOREIGN CURRENCIES

       Integrated foreign operations are translated using the temporal method. Under this method, the Company translates monetary items at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at average rates in effect during the period in which they were earned or incurred. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

       INCOME TAXES

       Income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

       EARNINGS (LOSS) PER SHARE

       Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.


4.     OPTION INTERESTS AND DEFERRED EXPLORATION COSTS

       At December 31, 2002, option interests in unproven mineral claims and deferred exploration costs are as follows:

                                   ACQUISITION     EXPLORATION
                                      COSTS        EXPENDITURES       TOTAL
                                        $                $               $

       Los Lomas                            -                -               -
       Tinka                           88,073            4,491          92,564
       Cinco Minas                    196,818          180,167         376,985
       Gran Cabrera                   163,434                -         163,434
                               --------------    -------------    ------------
                                      448,325          184,658         632,983
                               ==============    =============    ============

                             TUMI RESOURCES LIMITED
                         (FORMERLY PLANEX VENTURES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 AND
            THE PERIOD FROM JANUARY 11, 2000 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 2000
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)



4.     OPTION INTERESTS AND DEFERRED EXPLORATION COSTS (continued)

       a)     Los Lomas, Peru

              On February 28, 2002, the Company entered into an option agreement whereby the Company could earn a 70% interest in 15 concessions in Peru, covering 15,100 hectares, in consideration of spending US$1 million of which a minimum of US$100,000 (the "Initial Work Commitment") was required to be incurred prior to February 1, 2003, and the issuance of a total of 250,000 common shares (75,000 shares issued) over a four year period.

              During fiscal 2002, the Company attempted to complete a drill program in order to meet its Initial Work Commitment. The Company was unable to gain access to the property to implement the work program. The Company declared force majeure, as allowed by the option agreement and, in February 2003, the Company formally informed the vendor that it had decided to terminate the option agreement. Accordingly, during the year ended December 31, 2002, the Company wrote off $97,720 of option and exploration costs.

       b)     Tinka, Peru

              On May 31, 2002, the Company entered into a letter of intent whereby the Company could earn a 100% interest, subject to a 1% NSR interest, in two unproven mineral claims in Ica, Peru, in consideration of the issuance of 750,000 common shares (250,000 shares issued) of the Company over two years, payment of US$7,500 for past property taxes (paid) and payment of ongoing property holding costs, estimated at US$3,000 per annum and completion of a drill program. The Company may purchase the 1% NSR at any time for US$750,000.

              On February 19, 2003, the Company entered into an agreement (the "Tinka HOA") with Tinka Resources Ltd. ("Tinka Resources"), a publicly-traded company, the President of which is a director of the Company, whereby the Company, upon regulatory approval, has agreed to grant a 70% interest in the option on the Tinka property. Under the Tinka HOA, Tinka Resources has agreed to assume the Company's share issuance obligations through the issuances, over a three year period, of a total of 500,000 common shares of Tinka Resources' share capital and conducting exploration expenditures and making all property holding costs totalling US$2.5 million over a three year period.

                             TUMI RESOURCES LIMITED
                         (FORMERLY PLANEX VENTURES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 AND
            THE PERIOD FROM JANUARY 11, 2000 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 2000
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


4.     OPTION INTERESTS AND DEFERRED EXPLORATION COSTS (continued)

       c)     Cinco Minas, Mexico

              By agreements dated July 6, 2002 and August 18, 2002, the Company could earn a 60% interest in unproven mineral claims covering approximately 600 hectares, located in Jalisco, Mexico, in consideration of US$50,000 cash (paid), conducting exploration expenditures and making underlying property payments totalling US$2.5 million and issuing 1.1 million common shares (100,000 shares issued) of the Company over a three year period.

       d)     Gran Cabrera, Mexico

              On October 23, 2002, the Company entered into an agreement whereby the Company could earn a 60% interest in unproven mineral claims covering approximately 3,950 hectares, located in Jalisco, Mexico, in consideration of making a US$45,500 payment for past property taxes (paid), conducting exploration expenditures totalling US$2.5 million and issuing 750,000 common shares (250,000 shares issued) of the Company over a three year period.


5.     STOCK BASED COMPENSATION

       During the year ended December 31, 2002, the Company granted stock options to employees, directors and consultants to purchase 573,400 shares of the Company. The options are exercisable at prices ranging from $0.23 per share to $0.55 per share and have a 3 year term to expiry.

       The Company has recognized compensation expense of $20,212 for stock options granted to consultants during the year.

       As the Company did not adopt the fair value method of accounting for stock options granted to employees and directors, Section 3870 requires disclosure of pro forma amounts that reflect the impact as if the Company had adopted the fair value based method of accounting. Had compensation costs for the Company's stock options granted to employees and directors been accounted for under the fair value method, the Company's net loss and loss per share would have increased as follows:

                             TUMI RESOURCES LIMITED
                         (FORMERLY PLANEX VENTURES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 AND
            THE PERIOD FROM JANUARY 11, 2000 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 2000
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)



5.     STOCK BASED COMPENSATION (continued)

                                                                $
               Net loss for the year
                   - as reported                             (253,757)
                   - compensation expense                     (38,942)
                                                          -----------
                   - pro-forma                               (292,699)
                                                          ===========

               Basic and diluted loss per share
                   - as reported                                (0.09)
                   - pro-forma                                  (0.10)

       The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the year:


                Risk-free interest rate                    3.46% - 3.55%
                Estimated volatility                         78% - 79%
                Expected life                                1.5 years

       The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees, directors and consultants was $0.11 per share.

       Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                             TUMI RESOURCES LIMITED
                         (FORMERLY PLANEX VENTURES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 AND
            THE PERIOD FROM JANUARY 11, 2000 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 2000
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


6.     SHARE CAPITAL

       Authorized:  100,000,000 common shares with no par value


       Issued:                                2002                        2001                         2000
                                     -------------------------   -------------------------   ------------------------
                                      SHARES          AMOUNT       SHARES         AMOUNT        SHARES       AMOUNT
                                                         $                           $                          $


       Balance, beginning of period   3,459,000        315,583    3,384,000        304,333             -            -
                                     ----------    -----------   ----------     ----------   -----------   ----------
       Issued during the period
       For cash
            - initial public offering         -              -            -              -     1,700,000      255,000
            - private placements      2,450,000        663,000            -              -     1,684,000      126,300
            - exercise of options       230,000         35,643            -              -             -            -
            - exercise of warrants       10,000          2,000       75,000         11,250             -            -
       For option interests             675,000        202,500            -              -             -            -
                                     ----------    -----------   ----------     ----------   -----------   ----------
                                      3,365,000        903,143       75,000         11,250     3,384,000      381,300
       Share issue costs                      -              -            -              -             -      (76,967)
                                     ----------    -----------   ----------     ----------   -----------   ----------
       Balance, end of period         6,824,000      1,218,726    3,459,000        315,583     3,384,000      304,333
                                     ==========    ===========   ==========     ==========   ===========   ==========


       (a)    Stock Options

              The Company grants stock options in accordance with the policies of the TSX Venture. A summary of the Company's options at December 31, 2002 and 2001 and the changes for the years ending on those dates is presented below:


                                                             2002                             2001
                                                ------------------------------    -----------------------------
                                                                  WEIGHTED                           WEIGHTED
                                                                   AVERAGE                           AVERAGE
                                                   OPTIONS        EXERCISE          OPTIONS          EXERCISE
                                                 OUTSTANDING        PRICE         OUTSTANDING         PRICE
                                                                      $                                 $

              Balance, beginning of year            338,000          0.14             318,000          0.15
              Granted                               573,400          0.37              90,000          0.10
              Exercised                            (230,000)         0.14                   -           -
              Cancelled                                   -                           (70,000)         0.15
                                                -----------                       -----------
              Balance, end of year                  681,400          0.33             338,000          0.14
                                                ===========                       ===========


                             TUMI RESOURCES LIMITED
                         (FORMERLY PLANEX VENTURES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 AND
            THE PERIOD FROM JANUARY 11, 2000 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 2000
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)



6.     SHARE CAPITAL (continued)

              The following table summarizes information about the stock options outstanding and exercisable at December 31, 2002:


                          NUMBER OF OPTIONS    NUMBER OF OPTIONS
              EXERCISE      OUTSTANDING AT       EXERCISABLE AT
               PRICE      DECEMBER 31, 2002    DECEMBER 31, 2002   EXPIRY DATE
                 $

                0.15           143,000              143,000         Jun. 21/05
                0.23           279,000              279,000         Jul. 15/05
                0.52           119,400               59,400         Dec. 05/05
                0.55           140,000              140,000         Dec. 19/05
                               -------              -------
                               681,400              621,400
                               =======              =======

       (b)    Warrants

              As at December 31, 2002, the Company had outstanding warrants issued pursuant to private placements, which may be exercised to purchase 2,521,000 shares. The warrants expire at various times until December 13, 2004 and may be exercised at prices ranging from $0.20 per share to $0.40 per share.

              Details of warrants outstanding are as follows:

                                                          2002          2001
                                                         NUMBER        NUMBER
                                                      OF WARRANTS   OF WARRANTS

              Balance, beginning of year                        -             -
              Issued pursuant to private placements     2,531,000             -
              Exercised                                   (10,000)            -
                                                      -----------    ----------
              Balance, end of year                      2,521,000             -
                                                      ===========   ===========

       (c) As at December 31, 2002, 1,263,000 common shares are held in escrow under the requirements of the TSX Venture and are released in equal semi-annual instalments ending May 27, 2005.

       (d)    See also Note 13.

                             TUMI RESOURCES LIMITED
                         (FORMERLY PLANEX VENTURES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 AND
            THE PERIOD FROM JANUARY 11, 2000 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 2000
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


7.     INCOME TAXES

       Future income tax assets and liabilities of the Company as at December 31, 2002 and 2001 are as follows:

                                                                                  2002              2001
                                                                                     $               $


       Future income tax assets (liabilities)
            Losses carried forward                                                 321,000          16,000
            Other                                                                   12,000          18,000
            Option interests and deferred exploration costs                       (209,000)              -
                                                                               -----------      ----------
                                                                                   124,000          34,000
       Valuation allowance                                                        (124,000)        (34,000)
                                                                               -----------      ----------
       Net future income tax asset                                                       -               -
                                                                               ===========      ==========



                                                                                    2002            2001
                                                                                     $               $

       Income tax rate reconciliation
       Combined federal and provincial income tax rate                               39.6%           39.6%
                                                                               ===========      ==========

       Expected income tax recovery                                               (100,500)         (4,000)
       Foreign income tax rate differences                                          42,000               -
       Deductible option interests and deferred exploration cost additions        (247,500)              -
       Other                                                                         2,000          (6,000)
       Unrecognized benefit of income tax losses                                   304,000          10,000
                                                                               -----------      ----------
       Actual income tax recovery                                                        -               -
                                                                               ===========      ==========

       As at December 31, 2002, the Company has accumulated non-capital losses and accumulated resource pools for Canadian income tax purposes of approximately $285,000, expiring from 2007 to 2009, and for Mexican income tax purposes of approximately US$401,000, which are available for application against future taxable income, the related benefits of which have not been recognized in these financial statements.

                             TUMI RESOURCES LIMITED
                         (FORMERLY PLANEX VENTURES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 AND
            THE PERIOD FROM JANUARY 11, 2000 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 2000
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)



8.     RELATED PARTY TRANSACTIONS

       During the year ended December 31, 2002, the Company:

        (i)   paid  $36,380  (2001 -  $4,405;  2000 -  $2,050)  for  accounting, administration and management services provided by the President of the Company and a private corporation owned by a director of the Company;

       (ii) conducted private placements in which officers and directors of the Company purchased 441,000 units for $116,580.

       During the period ended December 31, 2000, the Company paid $11,705 for legal services provided by a legal firm of which a former director of the Company is a partner.


9.     SEGMENTED INFORMATION

       (a) The Company was a capital pool company until May 24, 2002, when it completed its qualifying transaction. Substantially all of the Company's operations are in one industry; the exploration for gold and silver. Management reviews the financial results according to expenditures by property. The Company's current mineral interests are located in Peru and Mexico and its corporate assets are located in Canada.

       (b)    Segment assets:

                                                                          2002
                                               -----------------------------------------------------------
                                                                  PERUVIAN         MEXICAN
                                                                   MINERAL         MINERAL
                                                  CORPORATE       OPERATIONS      OPERATIONS       TOTAL
                                                      $               $               $              $


              Current assets                        366,743             707          33,673        401,123
              Option interests and deferred
                    exploration costs                     -          92,564         540,419        632,983
                                               ------------     -----------     -----------    -----------
                                                    366,743          93,271         574,092      1,034,106
                                               ============     ===========     ===========    ===========

                             TUMI RESOURCES LIMITED
                         (FORMERLY PLANEX VENTURES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 AND
            THE PERIOD FROM JANUARY 11, 2000 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 2000
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)



9.     SEGMENTED INFORMATION (continued)

       (c)    Segment profits and loss:

                                                                           2002
                                               -----------------------------------------------------------
                                                                  PERUVIAN        MEXICAN
                                                                  MINERAL         MINERAL
                                                 CORPORATE       OPERATIONS      OPERATIONS       TOTAL
                                                     $               $               $              $


              Loss before the following item      (153,957)         (1,025)         (1,055)      (156,037)
              Write-off of option interests
                  and exploration costs                  -         (97,720)              -        (97,720)
                                               ------------     -----------     -----------    -----------
              Loss for the year                   (153,957)        (98,745)         (1,055)      (253,757)
                                               ============     ===========     ===========    ===========


10.    SUPPLEMENTARY CASH FLOW INFORMATION

       Non-cash investing and financing activities were conducted by the Company as follows:

                                                                 2002            2001
                                                                  $               $


       Non-cash investing activity
            Shares issued for option interests                 (202,500)              -
                                                            ===========      ==========


                                                                 2002            2001
                                                                  $               $
       Non-cash financing activities
            Shares issued for option interests                  202,500               -
            Shares issued on exercise of options                  2,843               -
            Contributed surplus                                  (2,843)              -
                                                            -----------      ----------
                                                                202,500               -
                                                            ===========      ==========

       Other supplementary cash flow information:

                                                                 2002            2001
                                                                  $               $

            Interest paid in cash                                     -               -
                                                            ===========      ==========
            Income taxes paid in cash                                 -               -
                                                            ===========      ==========


                             TUMI RESOURCES LIMITED
                         (FORMERLY PLANEX VENTURES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 AND
            THE PERIOD FROM JANUARY 11, 2000 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 2000
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)



11.    FINANCIAL INSTRUMENTS

       Concentration of credit risk

       Financial instruments that potentially subject the Company to a significant concentration of credit risk are cash and cash equivalents and amounts receivable. The Company limits its exposure to credit loss by placing its cash and cash-equivalents with high credit quality financial institutions.

       Fair value of financial instruments

       The fair value of the Company's financial instruments consisting of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying values.


12.    DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY  ACCEPTED
       ACCOUNTING PRINCIPLES

       (a) The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

              Consolidated statements of loss


                                                        INCEPTION TO
                                                            2002          2002           2001           2000
                                                             $              $              $             $

              Net loss under Canadian GAAP                (264,543)      (253,757)       (10,199)         (587)
              Option interests and exploration
                   costs for the period (i)               (730,703)      (730,703)             -             -
              Write-off of option interests
                   and exploration costs (i)                97,720         97,720              -             -
              Other compensation (iv)                      (12,420)       (12,420)             -             -
                                                       -----------    -----------    -----------    ----------
              Net loss under US GAAP                      (909,946)      (899,160)       (10,199)         (587)
                                                       ===========    ===========    ===========    ==========
              Loss per share under US GAAP                                 $(0.29)        $(0.01)       $(0.00)
                                                                      ===========    ===========    ==========
              Weighted average shares outstanding
                    under US GAAP (v)                                   2,753,752      1,702,055       908,219
                                                                      ===========    ===========    ==========


                             TUMI RESOURCES LIMITED
                         (FORMERLY PLANEX VENTURES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 AND
            THE PERIOD FROM JANUARY 11, 2000 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 2000
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)


12.    DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY  ACCEPTED
       ACCOUNTING PRINCIPLES (continued)


                                                                                            2002           2001
                                                                                             $              $
       SHAREHOLDERS' EQUITY

       Balance per Canadian GAAP                                                           971,552        315,583
       Option interests and deferred exploration costs expensed (i)                       (632,983)             -
                                                                                       -----------    -----------
       Balance per US GAAP                                                                (338,569)       315,583
                                                                                       ===========    ===========


                                                                                            2002           2001
                                                                                             $              $

       OPTION INTERESTS

       Balance per Canadian GAAP                                                           448,325              -
       Option interests expensed under US GAAP (i)                                        (448,325)             -
                                                                                       -----------    -----------
       Balance per US GAAP                                                                       -              -
                                                                                       ===========    ===========


                                                                                            2002           2001
                                                                                             $              $

       DEFERRED EXPLORATION COSTS

       Balance per Canadian GAAP                                                           184,658              -
       Exploration costs expensed under US GAAP (i)                                       (184,658)             -
                                                                                       -----------    -----------
       Balance per US GAAP                                                                       -              -
                                                                                       ===========    ===========


                                                           INCEPTION TO
                                                               2002           2002          2001           2000
                                                                $              $             $              $

       CONSOLIDATED STATEMENTS OF CASH FLOWS

       OPERATING ACTIVITIES

       Cash used per Canadian GAAP                            (99,502)       (82,080)       (6,418)       (11,004)
       Option interests and deferred exploration costs (i)   (528,203)      (528,203)            -              -
                                                           ----------   ------------   -----------    -----------
       Cash used per US GAAP                                 (627,705)      (610,283)       (6,418)       (11,004)
                                                           ==========   ============   ===========    ===========
       INVESTING ACTIVITIES

       Cash used per Canadian GAAP                           (528,203)      (528,203)            -              -
       Option interests and deferred exploration costs (i)    528,203        528,203             -              -
                                                           ----------   ------------   -----------    -----------
       Cash provided (used) per US GAAP                             -              -             -              -
                                                           ==========   ============   ===========    ===========

                             TUMI RESOURCES LIMITED
                         (FORMERLY PLANEX VENTURES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 AND
            THE PERIOD FROM JANUARY 11, 2000 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 2000
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)



12.    DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY  ACCEPTED
       ACCOUNTING PRINCIPLES (continued)

          (i)    Option interests and deferred exploration costs

                 Option interests and deferred exploration costs are accounted for in accordance with Canadian GAAP as disclosed in Note 3. The Company has determined for US GAAP purposes to expense the option payments and exploration costs relating to unproven mineral claims as incurred. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such claims would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

          (ii)   Stock options

                 The Company grants stock options which reserves common shares for issuance to employees, directors and consultants. As described in Note 2, effective January 1, 2002, the Company adopted, on a prospective basis, the provisions of Section 3870 which is similar to the provisions of SFAS 123 "ACCOUNTING FOR STOCK-BASED COMPENSATION" issued by the Financial Accounting Standards Board ("FASB"). The calculations of the stock-based compensation for the year ended December 31, 2002 has been presented in Note 5.

                 During the year ended December 31, 2001 and the period ended December 31, 2000, the Company granted stock options to its directors and employees to purchase shares of the Company. No compensation cost has been recognized for the options granted in 2001 and 2000. Had compensation costs for the Company's stock options granted been determined based on the fair value at the grant date for awards during the periods ended December 31, 2001 and 2000 consistent with the provisions of SFAS 123, the Company's loss and loss per share would have been increased to the proforma amounts indicated below:


                                                         2001           2000
                                                           $             $

                 Net loss under US GAAP                 (10,199)         (587)
                 Net loss - proforma                    (13,419)         (587)

                 Loss per share under US GAAP             (0.01)        (0.00)
                 Loss per share - proforma                (0.01)        (0.00)

                             TUMI RESOURCES LIMITED
                         (FORMERLY PLANEX VENTURES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS/
               FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 AND
            THE PERIOD FROM JANUARY 11, 2000 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 2000
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)



12.    DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY  ACCEPTED
       ACCOUNTING PRINCIPLES (continued)

                 The fair value of each option granted to an employee or director is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the periods ended December 31, 2001 and 2000, except that during 2000, the Company was a non-public entity. Accordingly, under SFAS 123, the fair value of the stock options granted in 2000 was determined to be nil:

                                                         2001           2000

                 Risk-free interest rate                 3.37%         6.08%
                 Expected volatility                      80%          0.00%
                 Expected lives                        1.5 years     2.5 years

          (iii)  Income Tax

                 Under Canadian GAAP, deferred income tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless there is virtual certainty of realization of the benefit. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the deferred income tax asset.

                 As at December 31, 2002, the Company has fully reserved the $321,000 income tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit, $305,000 is attributable to the year ended December 31, 2002.

          (iv)   Private Placements of Common Stock

                 During the year ended December 31, 2002, the Company conducted the majority of its equity financings pursuant to private placements. Under the policies of the TSX Venture, the Company may provide a discount off the market price of the Company's common stock. US GAAP does not permit a discount from the market price. US GAAP requires the recognition of the market value of the Company's common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financings conducted with officers and directors of the Company and a charge to shareholders' equity, as a capital distribution, for the discount relating to the remaining portion of the equity financings.

                 Under US GAAP, loss and capital distributions for the year ended December 31, 2002 would increase by $12,420 and $72,080, respectively, and share capital, as at December 31, 2002 would increase by $84,500. There is no net change to shareholders' equity.

                             TUMI RESOURCES LIMITED
                         (FORMERLY PLANEX VENTURES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 AND
            THE PERIOD FROM JANUARY 11, 2000 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 2000
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)



12.    DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY  ACCEPTED
       ACCOUNTING PRINCIPLES (continued)

          (v)    Escrow shares

                 Canadian GAAP requires that issued shares subject to return or recall be excluded from the calculation of the weighted average number of shares outstanding until the conditions for return or recall are removed. It is the position of the United States Securities and Exchange Commission that all shares held under escrow be excluded from the weighted average number of shares calculation until they are released from escrow.

                 Upon  completion of the qualifying  transaction  referred to in
                 Note 1, 1,684,000 common shares of the Company ceased to be subject to recall and are being released based on a time-based formula, as noted in Note 6(c). Under Canadian GAAP, all of the 1,684,000 shares have been included in the calculation of the weighted average number of shares on the release date whereas, under US GAAP, only shares actually released from escrow have been included.

       (b)    New Technical Pronouncements

              In June 2001, FASB issued SFAS 143, "ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 generally requires obligations associated with asset retirements to be recognized earlier and displayed as liabilities rather than as contra-assets. The pronouncement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management does not believe that the adoption of SFAS 143 will have any impact on its financial position or results of operations.

              In June 2002, FASB issued SFAS 146, "ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY." SFAS 146 generally requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. The pronouncement is effective for exit or disposal activities initiated after December 31, 2002. Management does not believe that the adoption of SFAS 146 will have any impact on its financial position or results of operations.

              In December 2002, FASB issued SFAS 148, "ACCOUNTING FOR STOCK-BASED COMPENSATION - TRANSITION AND DISCLOSURE". This standard amends SFAS 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

                             TUMI RESOURCES LIMITED
                         (FORMERLY PLANEX VENTURES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 AND
            THE PERIOD FROM JANUARY 11, 2000 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 2000
            (EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE STATED)



13.    SUBSEQUENT EVENTS

       Subsequent to December 31, 2002, the Company:

         (i) issued 218,000 shares on the exercise of stock options for $41,340 cash;

        (ii) granted stock options to purchase 240,000 shares at a price of $1.00 per share, expiring January 14, 2006; and

       (iii) announced a non-brokered private placement financing of up to 617,000 units, at a price of $0.90 per unit, to raise up to $555,300. To date the Company has completed an initial tranche comprising of 528,000 units, for $475,200. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase one additional common share of the Company for a period of two years for the exercise price of $1.00 in the first year and $1.15 in the second year. A finder's fee of $6,300 was paid on a portion of the private placement. Certain directors of the Company have purchased 278,000 units of the private placement.

        See also Note 4.

================================================================================



                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                                 MARCH 31, 2003

                      (UNAUDITED - PREPARED BY MANAGEMENT)


================================================================================

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                      MARCH 31,     DECEMBER 31,
                                                        2003           2002
                                                         $               $
                                                                     (AUDITED)
                                  A S S E T S

CURRENT ASSETS
Cash and cash equivalents                              472,578         385,678
Amounts receivable and prepaids                         79,221          15,445
                                                  ------------    ------------
                                                       551,799         401,123
OPTIONS TO ACQUIRE INTERESTS IN
     UNPROVEN MINERAL CLAIMS (Note 3)                  469,262         448,325
DEFERRED EXPLORATION COSTS (Note 3)                    427,986         184,658
                                                  ------------    ------------
                                                     1,449,047       1,034,106
                                                  ============    ============

                             L I A B I L I T I E S

CURRENT LIABILITIES
Accounts payable and accrued liabilities                83,348          62,554
                                                  ------------    ------------

                     S H A R E H O L D E R S ' E Q U I T Y


SHARE CAPITAL (Note 5)                               1,730,997       1,218,726
CONTRIBUTED SURPLUS                                     18,917          17,369
DEFICIT                                               (384,215)       (264,543)
                                                  ------------    ------------
                                                     1,365,699         971,552
                                                  ------------    ------------
                                                     1,449,047       1,034,106
                                                  ============    ============


APPROVED BY THE DIRECTORS



"David Henstridge"           , Director
---------------------------

"Nick DeMare"                , Director
---------------------------



          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE INTERIM
                       CONSOLIDATED FINANCIAL STATEMENTS.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                       FOR THE THREE MONTHS ENDED MARCH 31
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                     2003              2002
                                                      $                 $

INCOME
Interest income                                           910             2,530
                                                 ------------      ------------
EXPENSES
Accounting and administration                          15,600             3,650
Consulting                                             29,342                 -
Investor relations                                      6,000                 -
Legal                                                   3,890             2,663
Management fees                                         4,000                 -
Office                                                  9,264             1,604
Regulatory                                              4,888             3,093
Shareholder costs                                       2,900               937
Stock-based compensation                                3,579
Transfer agent                                          1,953             1,054
Travel and related                                     39,166                 -
                                                 ------------      ------------
                                                      120,582            13,001
                                                 ------------      ------------
NET LOSS FOR THE PERIOD                              (119,672)          (10,471)
DEFICIT - BEGINNING OF PERIOD                        (264,543)          (10,786)
                                                 ------------      ------------
DEFICIT - END OF PERIOD                              (384,215)          (21,257)
                                                 ============      ============

BASIC AND DILUTED - LOSS  PER COMMON SHARE             ($0.02)           ($0.01)
                                                 ============      ============
WEIGHTED AVERAGE NUMBER OF
      COMMON SHARES OUTSTANDING                     7,182,734         1,775,000
                                                 ============      ============




          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE INTERIM
                       CONSOLIDATED FINANCIAL STATEMENTS.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                       FOR THE THREE MONTHS ENDED MARCH 31
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                                       2003               2002
                                                                        $                  $

CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Net loss for the period                                              (119,672)            (10,471)
Adjustment for item not involving cash
     Stock-based compensation                                           3,579                   -
                                                                 ------------        ------------
                                                                     (116,093)            (10,471)
Increase in amounts receivable and prepaids                           (63,776)             (1,756)
Increase in accounts payable and accrued liabilities                   20,794               4,009
                                                                 ------------        ------------
                                                                     (159,075)             (8,218)
                                                                 ------------        ------------
INVESTING ACTIVITY
Option payments and exploration costs                                (264,265)                  -
                                                                 ------------        ------------
FINANCING ACTIVITIES
Issuance of common shares                                             516,540                   -
Share issue costs                                                      (6,300)                  -
                                                                 ------------        ------------
                                                                      510,240                   -
                                                                 ------------        ------------
INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS -  DURING THE PERIOD                             86,900              (8,218)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                       385,678             298,161
                                                                 ------------        ------------
CASH AND CASH EQUIVALENTS  - END OF PERIOD                            472,578             289,943
                                                                 ============        ============

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash                                                                  437,578              39,943
Short-term deposit                                                     35,000             250,000
                                                                 ------------        ------------
                                                                      472,578             289,943
                                                                 ============        ============


SUPPLEMENTARY CASH FLOW INFORMATION
Non-cash financing activities
     Shares issued on exercise of options                               2,031                   -
     Contributed surplus                                               (2,031)                  -
                                                                 ------------        ------------
                                                                            -                   -
                                                                 ============        ============


          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE INTERIM
                       CONSOLIDATED FINANCIAL STATEMENTS.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                      (UNAUDITED - PREPARED BY MANAGEMENT)


1.   NATURE OF OPERATIONS

     The Company is in the process of exploring for gold and silver in unproved mineral claims located in Mexico and Peru. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral claims and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Option interests and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.


2.   ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


3.   OPTION INTERESTS AND DEFERRED EXPLORATION COSTS


                                      MARCH 31, 2003                              DECEMBER 31, 2002
                         ---------------------------------------    -----------------------------------------
                         ACQUISITION   EXPLORATION                    ACQUISITION    EXPLORATION
                            COSTS      EXPENDITURES      TOTAL           COSTS      EXPENDITURES      TOTAL
                              $             $              $               $              $             $

     Tinka                   88,073         4,491         92,564          88,073          4,491        92,564
     Cinco Minas            211,688       423,495        635,183         196,818        180,167       376,985
     Gran Cabrera           169,501             -        169,501         163,434              -       163,434
                       ------------   -----------   ------------     -----------    -----------   -----------
                            469,262       427,986        897,248         448,325        184,658       632,983
                       ============   ===========   ============     ===========    ===========   ===========


                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                      (UNAUDITED - PREPARED BY MANAGEMENT)


3.   OPTION INTERESTS AND DEFERRED EXPLORATION COSTS (continued)

     a)   Tinka, Peru

          On May 31, 2002, the Company entered into a letter of intent whereby the Company could earn a 100% interest, subject to a 1% NSR interest, in two unproven mineral claims in Ica, Peru, in consideration of the issuance of 750,000 common shares (250,000 shares issued) of the Company over two years, payment of US$7,500 for past property taxes
          (paid) and payment of ongoing property holding costs, estimated at US$3,000 per annum and completion of a drill program. The Company may purchase the 1% NSR at any time for US$750,000.

          On February 19, 2003, the Company entered into an agreement (the "Tinka HOA") with Tinka Resources Ltd. ("Tinka Resources"), a publicly-traded company, the President of which is a director of the Company, whereby the Company, upon regulatory approval, has agreed to grant a 70% interest in the option on the Tinka property. Under the Tinka HOA, Tinka Resources has agreed to assume the Company's share issuance obligations through the issuances, over a three year period, of a total of 500,000 common shares of Tinka Resources' share capital and conducting exploration expenditures and making all property holding costs totalling US$2.5 million over a three year period.

     b)   Cinco Minas, Mexico

          By agreements dated July 6, 2002 and August 18, 2002, the Company could earn a 60% interest in unproven mineral claims covering approximately 600 hectares, located in Jalisco, Mexico, in consideration of US$50,000 cash (paid), conducting exploration expenditures and making underlying property payments totalling US$2.5 million and issuing 1.1 million common shares (100,000 shares issued) of the Company over a three year period.

     c)   Gran Cabrera, Mexico

          On October 23, 2002, the Company entered into an agreement whereby the Company could earn a 60% interest in unproven mineral claims covering approximately 3,950 hectares, located in Jalisco, Mexico, in consideration of making a US$45,500 payment for past property taxes
          (paid), conducting exploration expenditures totalling US$2.5 million and issuing 750,000 common shares (250,000 shares issued) of the Company over a three year period.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                      (UNAUDITED - PREPARED BY MANAGEMENT)


4.   STOCK BASED COMPENSATION

     During the three months ended March 31, 2003, the Company granted stock options to employees and directors to purchase 240,000 shares of the Company. The options are exercisable at $1.00 per share and have a 3 year term to expiry.

     The Company has recognized compensation expense of $3,579 for stock options granted to consultants during the three months ended March 31, 2003.

     As the Company did not adopt the fair value method of accounting for stock options granted to employees and directors, Section 3870 requires disclosure of pro forma amounts that reflect the impact as if the Company had adopted the fair value based method of accounting. Had compensation costs for the Company's stock options granted to employees and directors been accounted for under the fair value method, the Company's net loss and loss per share would have increased as follows:

                                                                $
            Net loss for the period
                - as reported                               (119,672)
                - compensation expense                      (117,600)
                                                         -----------
                - pro-forma                                 (237,272)
                                                         ===========

                                                                $
            Basic and diluted loss per share
                - as reported                                 (0.02)
                - pro-forma                                   (0.04)

     The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the period:


            Risk-free interest rate                            4.37%
            Estimated volatility                               104%
            Expected life                                    1.5 years

     The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees and directors was $0.49 per share.

     Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                      (UNAUDITED - PREPARED BY MANAGEMENT)


5.   SHARE CAPITAL

     Authorized:  100,000,000 common shares with no par value


     Issued:                                      MARCH 31, 2003                    DECEMBER 31, 2002
                                         -----------------------------        -----------------------------
                                             SHARES            AMOUNT            SHARES            AMOUNT
                                                                 $                                   $

     Balance, beginning of period          6,824,000         1,218,726          3,459,000          315,583
                                         -----------       -----------        -----------      -----------
     Issued during the period
          For private placement              528,000           475,200          2,450,000          663,000
          For option interests                     -                 -            675,000          202,500
          For exercise of options            218,000            43,371            230,000           35,643
          For exercise of warrants                 -                 -             10,000            2,000
          Less share issue costs                   -            (6,300)                 -                -
                                         -----------       -----------        -----------      -----------
                                             746,000           518,571          3,365,000          903,143
                                         -----------       -----------        -----------      -----------
     Balance, end of period                7,570,000         1,730,997          6,824,000        1,218,726
                                         ===========       ===========        ===========      ===========


     During the three months ended March 31, 2003, the Company completed a non-brokered private placement comprising of 528,000 units, for $475,200. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase one additional common share of the Company for a period of two years for the exercise price of $1.00 on or before March 4, 2004 and $1.15 on or before March 4, 2005. A finder's fee of $6,300 was paid on a portion of the private placement. Certain directors of the Company have purchased 278,000 units of the private placement.

     The  following  table  summarizes   information  about  the  stock  options
     outstanding and exercisable at March 31, 2003:


        EXERCISE          NUMBER               NUMBER
         PRICE         OUTSTANDING          EXERCISABLE       EXPIRY DATE
           $

          0.15            33,000               33,000         Jun. 21, 2005
          0.23           171,000              171,000         Jul. 15, 2005
          0.52           119,400               74,400         Dec. 05, 2005
          0.55           140,000              140,000         Dec. 19, 2005
          1.00           240,000              240,000         Jan. 14, 2006
                         -------              -------
                         703,400              658,400
                         =======              =======

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                      (UNAUDITED - PREPARED BY MANAGEMENT)


5.   SHARE CAPITAL (continued)

     The following table summarizes information about the warrants outstanding and exercisable at March 31, 2003:


        EXERCISE                 NUMBER
         PRICE                 OUTSTANDING               EXPIRY DATE
           $

          0.20                     590,000               May 27, 2004
      0.35 / 0.40                  700,000               Oct. 15, 2003/2004
      0.35 / 0.40                1,150,000               Dec. 13, 2003/2004
          0.37                      81,000               Dec. 13, 2004
      1.00 / 1.15                  528,000               Mar. 04, 2004/2005
                                ----------
                                 3,049,000
                                ==========

     As of March 31, 2003, 1,263,000 common shares are held in escrow and are released in equal semi-annual instalments of 252,600 shares ending May 27, 2005.


6.   RELATED PARTY TRANSACTION

     During the three months ended March 31, 2003, the Company:

      (i) paid $21,600 for accounting, administration and management services provided by the President of the Company and a private corporation owned by a director of the Company; and

     (ii) conducted a private placement in which officers and directors of the Company purchased 278,000 units for $250,200.


7.   SEGMENTED INFORMATION

     (a)  Segment assets:


                                                                  MARCH 31, 2003
                                                 -------------------------------------------------
                                                               PERUVIAN     MEXICAN
                                                                MINERAL     MINERAL
                                                 CORPORATE    OPERATIONS   OPERATIONS      TOTAL
                                                     $            $             $            $

          Current assets                           476,489          658        74,652      551,799
          Option interests and deferred
                exploration costs                        -            -       897,248      897,248
                                                 ---------    ---------    ----------   ----------
                                                   476,489          658       971,900    1,449,047
                                                 =========    =========    ==========   ==========


                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                      (UNAUDITED - PREPARED BY MANAGEMENT)


7.   SEGMENTED INFORMATION (continued)

     (b)  Segment profits and loss:


                                                      FOR THE THREE MONTHS ENDED MARCH 31, 2003
                                                 -------------------------------------------------
                                                               PERUVIAN     MEXICAN
                                                                MINERAL     MINERAL
                                                 CORPORATE    OPERATIONS   OPERATIONS      TOTAL
                                                     $            $             $            $
          Loss for the period                      (113,205)            -     (6,467)    (119,672)
                                                ===========   ===========  =========    =========


8.   DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES

     (a) The interim consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from US GAAP. Material differences between Canadian and US GAAP and their effect on the Company's interim consolidated financial statements are summarized in the tables below.

          INTERIM CONSOLIDATED STATEMENTS OF LOSS


                                                            INCEPTION TO      THREE MONTHS ENDED MARCH 31,
                                                              MARCH 31,     -------------------------------
                                                                 2003             2003               2002
                                                                  $                 $                 $

          Net loss under Canadian GAAP                         (384,215)         (119,672)          (10,471)
          Option interests and exploration
               costs for the period (i)                        (994,968)         (264,265)                -
          Write-off of option interests and
               exploration costs (i)                             97,720                 -                 -
          Other compensation (iii)                              (12,420)                -                 -
                                                           ------------      ------------       -----------
          Net loss under US GAAP                             (1,293,883)         (383,937)          (10,199)
                                                           ============      ============       ===========
          Loss per share under US GAAP                                            $(0.06)           $(0.01)
                                                                             ============       ===========
          Weighted average shares outstanding
               under US GAAP (iv)                                               5,919,734         1,775,000
                                                                             ============       ===========


                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                      (UNAUDITED - PREPARED BY MANAGEMENT)


8.   DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

                                                                                  MARCH 31,        DECEMBER 31,
                                                                                    2003               2002
                                                                                     $                  $

     SHAREHOLDERS' EQUITY

     Balance per Canadian GAAP                                                   1,365,699            971,552
     Option interests and deferred exploration costs expensed (i)                 (897,248)          (632,983)
                                                                                ----------         ----------
     Balance per US GAAP                                                           468,451            338,569
                                                                                ==========         ==========


                                                                                   MARCH 31,       DECEMBER 31,
                                                                                     2003              2002

                                                                                      $                 $
     OPTION INTERESTS

     Balance per Canadian GAAP                                                     469,262            448,325
     Option interests under US GAAP (i)                                           (469,262)          (448,325)
                                                                                ----------         ----------
     Balance per US GAAP                                                                 -                  -
                                                                                ==========         ==========



                                                                                   MARCH 31,       DECEMBER 31,
                                                                                     2003              2002
                                                                                      $                 $
     DEFERRED EXPLORATION COSTS

     Balance per Canadian GAAP                                                      427,986           184,658
     Exploration costs expensed under US GAAP (i)                                  (427,986)         (184,658)
                                                                                -----------        ----------
     Balance per US GAAP                                                                  -                 -
                                                                                ===========        ==========

                                                             INCEPTION TO       THREE MONTHS ENDED MARCH 31,
                                                              MARCH 31,         -----------------------------
                                                                2003                 2003              2002
                                                                  $                   $                 $

     INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

     OPERATING ACTIVITIES

     Cash used per Canadian GAAP                               (258,577)           (159,075)           (8,218)
     Option interests and deferred exploration costs (i)       (792,468)           (264,265)                -
                                                           ------------         -----------        ----------
     Cash used per US GAAP                                   (1,051,045)           (423,340)           (8,218)
                                                           ============         ===========        ==========
     INVESTING ACTIVITIES

     Cash used per Canadian GAAP                               (792,468)           (264,265)                -
     Option interests and deferred exploration costs (i)        792,468             264,265                 -
                                                           ------------         -----------        ----------
     Cash provided (used) per US GAAP                                 -                   -                 -
                                                           ============         ===========        ==========


                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                      (UNAUDITED - PREPARED BY MANAGEMENT)


8.   DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

          (i)  Option interests and deferred exploration costs

               The Company has determined for US GAAP purposes to expense the option payments and exploration costs relating to unproven mineral claims as incurred. In addition, US GAAP requires that exploration costs not be capitalized until a positive feasibility study is completed. The capitalized costs of such claims would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral claims would be written down to net recoverable value on a discounted cash flow basis.

         (ii)  Income Tax

               Under Canadian GAAP, deferred income tax assets relating to the potential benefit of income tax loss carryforwards are not recognized unless there is virtual certainty of realization of the benefit. US GAAP provides similar treatment, but requires the benefit be recognized and a valuation allowance be recognized to fully offset the deferred income tax asset.

               As at March 31, 2003, the Company has fully reserved the $437,000 income tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit, $152,000 is attributable to the three months ended March 31, 2003.

        (iii)  Private Placements of Common Stock

               During the three months ended March 31, 2003, the Company completed an equity private placement of common stock. Under the policies of the TSX Venture, the Company may provide a discount off the market price of the Company's common stock. US GAAP does not permit a discount from the market price. US GAAP requires the recognition of the market value of the Company's common stock as
c a credit to share capital, with a charge to operations for the portion of the discount relating to equity financings conducted with officers and directors of the Company and a charge to shareholders' equity, as a capital distribution, for the discount relating to the remaining portion of the equity financings.

               Under US GAAP, loss and capital distributions for the three months ended March 31, 2003 would increase by $27,800 and $25,000, respectively, and share capital, as at March 31, 2003 would increase by $137,300. There is no net change to shareholders' equity.

                             TUMI RESOURCES LIMITED
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                      (UNAUDITED - PREPARED BY MANAGEMENT)



8.   DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES (continued)

         (iv)  Escrow Shares

               Canadian GAAP requires that issued shares subject to return or recall be excluded from the calculation of the weighted average number of shares outstanding until the conditions for return or recall are removed. It is the position of the United States Securities and Exchange Commission that all shares held under escrow be excluded from the weighted average number of shares calculation until they are released from escrow.

               During the fiscal year ended December 31, 2002, 1,684,000 common shares of the Company ceased to be subject to recall and are being released based on a time-based formula. Under Canadian GAAP, all of the 1,684,000 shares have been included in the calculation of the weighted average number of shares on the release date whereas, under US GAAP, only shares actually released from escrow have been included. As at March 31, 2003, 421,000 shares have been released and 1,263,000 shares remain held in escrow.

     (b)  New Technical Pronouncements

          In June 2001, FASB issued SFAS 143, "ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 generally requires obligations associated with asset retirements to be recognized earlier and displayed as liabilities rather than as contra-assets. The pronouncement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management does not believe that the adoption of SFAS 143 will have any impact on its financial position or results of operations.

          In June 2002, FASB issued SFAS 146, "ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY." SFAS 146 generally requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. The pronouncement is effective for exit or disposal activities initiated after December 31, 2002. Management does not believe that the adoption of SFAS 146 will have any impact on its financial position or results of operations.

          In December 2002, FASB issued SFAS 148, "ACCOUNTING FOR STOCK-BASED COMPENSATION - TRANSITION AND DISCLOSURE". This standard amends SFAS 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.